EXHIBIT 2.1
EXECUTION COPY
PURCHASE AND ASSUMPTION AGREEMENT
BY AND AMONG
RBS CITIZENS, NATIONAL ASSOCIATION,
OLD NATIONAL BANK,
AND
OLD NATIONAL BANCORP
November 24, 2008

i

SCHEDULES

Schedule 1.1(a)	[Reserved]
Schedule 1.1(b)	ATMs
Schedule 1.1(c)	Branch Leases
Schedule 1.1(d)	Branches
Schedule 1.1(e)	Commercial Loans
Schedule 1.1(f)	Employees
Schedule 1.1(g)	Excluded Fixed Assets
Schedule 1.1(h)	Executed Landlord Consents
Schedule 1.1(i)	Included Commercial Real Estate Loans
Schedule 1.1(j)	Office Lease
Schedule 1.1(k)	Office
Schedule 1.1(l)	Real Property
Schedule 1.1(m)	Regulatory Approvals
Schedule 1.1(n)	Required Landlord Consents
Schedule 1.1(o)	SBA Loans
Schedule 1.1(p)	Shared Space Agreements
Schedule 8.5	Permitted ATMs in Branch Market
Schedule 14.1	Terms of Data Processing Conversion
Schedule 16.2	DVR Officers

v

EXHIBITS

Exhibit A	Form of Deed
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Forms of Lease and License Assignments
Exhibit E	Form of Shared Space Agreement Assignment
Exhibit F	Form of Seller’s Officer’s Certificate
Exhibit G	Form of Seller’s Limited Power of Attorney
Exhibit H	Forms of Purchaser’s and Parent’s Officer’s Certificates

PURCHASE AND ASSUMPTION AGREEMENT
     This Purchase and Assumption Agreement (“Agreement”) is made and entered into as of November 24, 2008 by and among RBS Citizens, National Association, a national banking association with its principal office at One Citizens Plaza, Providence, Rhode Island 02903 (“Seller”), Old National Bank, a national banking association with its principal office at 1 Main Street, Evansville, Indiana 44708 (“Purchaser”), and Old National Bancorp, an Indiana corporation with its principal office at 1 Main Street, Evansville, Indiana 47708 (“Parent”).
     WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to acquire from Seller, certain of Seller’s assets in accordance with the terms and provisions of this Agreement; and
     WHEREAS, Seller desires to transfer to Purchaser, and Purchaser desires to assume from Seller, certain of Seller’s liabilities in accordance with the terms and provisions of this Agreement.
     NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby subject to the terms and conditions set forth herein, Seller, Purchaser and Parent each hereby agrees as follows:
ARTICLE I
DEFINITIONS; ACCOUNTING
     Section 1.1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
     “Accrued Interest” shall mean, as of any date, (a) with respect to the Deposit Liabilities, any interest, dividends, fees, costs and other charges that have been accrued on but have not been paid to Seller or credited or charged to the Deposit Liabilities, each as reflected on Seller’s general ledger, and (b) with respect to the Loans, the Advance Lines, the Negative Deposits, and the other Purchased Assets, any interest, fees, premiums, consignment fees, costs and other charges that have accrued on or been charged to the Loans, the Advance Lines, the Negative Deposits or the other Purchased Assets but have not been paid by the applicable borrower, guarantor, surety or other obligor therefor, or otherwise collected by offset, recourse to collateral or otherwise, as reflected on Seller’s general ledger.
     “AAA” shall mean the American Arbitration Association or any successor thereto.
     “ACH” shall mean Automated Clearing House.
     “ADA” shall mean the Americans with Disabilities Act of 1990 and similar state and local laws, regulations, rules and ordinances, each as amended.

     “Adjusted Deposit Premium” shall mean the Deposit Premium as of the close of business on the Closing Date.
     “Adjusted Payment Amount” shall mean the amount by which the aggregate balance (including Accrued Interest) of the Deposit Liabilities transferred to Purchaser as of the close of business on the Closing Date exceeds the Asset Price as of the close of business on the Closing Date.
     “Advance Lines” shall mean the overdraft lines of credit to owners of the Deposit Liabilities as of the close of business on the Closing Date, plus any and all Accrued Interest thereon.
     “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, or any director, officer, partner, joint venture or member of such Person, and any successors of such Person.
     “Agreement” shall have the meaning specified in the preamble, together with all attached exhibits and schedules, each as amended and in effect from time to time.
     “Asset Price” shall mean, as the date of references, the aggregate of Section 3.1(b) through Section 3.1(i).
     “Assignment and Assumption Agreement” shall mean an assignment and assumption agreement with respect to the Assumed Liabilities in substantially the form of Exhibit C.
     “Assumed Liabilities” shall have the meaning specified in Section 2.2.
     “ATMs” shall mean the automated teller machines listed on Schedule 1.1(b).
     “Board” shall mean the Board of Governors of the Federal Reserve System or any successor thereto.
     “Branch Assets” shall mean the Real Property, the ATMs, the Fixed Assets, the Cash, the Leases, the Shared Space Agreements, the Safe Deposit Agreements and all keys for the safe deposit boxes and all of Seller’s records related to such safe deposit boxes. Branch Assets shall not include, nor shall Purchaser assume under this Agreement, (a) any actions, suits or proceedings pending, or to the Knowledge of Seller threatened, as of the Closing Date or (b) any liabilities, actions, suits or proceedings arising out of Seller’s actions prior to the Closing Date concerning the Branch Assets, except those that relate to the performance of a written agreement pursuant to the terms thereof following the Closing Date.
     “Branch Business” shall mean the Branch Assets, the Branch Liabilities and the Employees.
     “Branch Leases” shall mean the lease agreements for the Branches listed on Schedule 1.1(c), as such agreements have been amended, renewed or extended prior to the date of this Agreement, and as may be further amended, renewed, extended or terminated in the ordinary course of business following the date of the Agreement and prior to the Closing Date with Purchaser’s written consent which shall not be unreasonably withheld or delayed.
     “Branch Liabilities” shall mean any and all liabilities and obligations relating to the Branch Assets.
     “Branch Market” shall mean the area comprised of the State of Indiana.
     “Branches” shall mean the branch offices of Seller listed on Schedule 1.1(d).
     “Business” shall mean the Branch Business, the Commercial Business, and the Deposit Liabilities.
     “Business Day” shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or authorized by law to be closed in the State of Indiana.
     “Cash” shall mean all petty cash, vault cash and teller cash in each Branch as of the close of business of such Branch on the Closing Date or such other time agreed to by the parties, and any ATM cash as of a time agreed to by the parties on the Closing Date.
     “Claim Notice” shall have the meaning specified in Section 17.9(a).
     “Claimant” shall have the meaning specified in Section 17.9(a).
     “Closing” shall have the meaning specified in Section 5.1.
     “Closing Date” shall mean the date on which the Closing takes place which, except as Seller and Purchaser otherwise may mutually agree in writing, shall be the later of (a) March 20, 2009, provided the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article XIII (other than obligations to be performed at the Closing) has occurred prior to such date or (b) the Friday next following the seventh (7th) Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article XIII (other than obligations to be performed at the Closing).
     “COBRA” shall have the meaning specified in Section 9.6(c)(iv).
     “Code” shall mean the Internal Revenue Code of 1986 and the regulations promulgated thereunder, each as amended.
     “Commercial Assets” shall mean the Commercial Loans and the SBA Loans.
     “Commercial Business” shall mean the Commercial Assets and the Commercial Liabilities.
     “Commercial Liabilities” shall mean any and all liabilities and obligations relating to the Commercial Assets, including all obligations to fund Unfunded Advances under the Loans included therein, without regard to the date the commitment or commitments to fund such Unfunded Advances arose.

     “Commercial Loans” shall mean all of Seller’s right, title and interest in and to the loans identified on Schedule 1.1(e), including all Accrued Interest thereon, as such Schedule may be amended by Purchaser prior to the Closing Date to exclude any such loans that are (a) subject to a pending legal proceeding related to a Customer’s inability or refusal to pay such loan, (b) subject to pending proceedings against the obligor or obligors of such loan under Title 11 of the United States Code, or (c) Past Due, and to include any additional commercial loans as agreed upon by Seller and Purchaser between the date hereof and the Closing Date. Commercial Loans shall not include, nor shall Purchaser assume under this Agreement, (i) any actions, suits or proceedings pending, or to the Knowledge of Seller threatened, as of the Closing Date; (ii) any liabilities, actions, suits or proceedings arising out of Seller’s actions prior to the Closing Date concerning the Commercial Loans, except those that relate to the performance of a written agreement pursuant to the terms thereof following the Closing; (iii) any loans made by Seller to any Person with sales or revenue in any fiscal year of such Person of twenty-five million dollars (US$25,000,000) or more as reported by such Person or any credible third-party source; or (iv) any loan that is (u) a commercial asset-based loan, (v) a lease, (w) a credit card loan, (x) included in a securitization, (y) made to a government entity or (z) a commercial real estate loan except such loans set forth on Schedule 1.1(i). Each Commercial Loan shall include all documents executed or delivered in connection with such loan, whether such documents are located in the loan file relating to such loan or otherwise, including appraisals and environmental studies, if any, and any and all collateral held by Seller as security therefor or in which a security interest, Lien or mortgage has been granted to Seller and any and all guarantees, insurance and other credit enhancements relating to such loan, and all Accrued Interest thereon, all as exists at the close of business on the Closing Date and that are in the possession or control of Seller.
     “Comparable Job” shall mean with respect to any Employee, a position with Purchaser (a) with the same or substantially similar base compensation as the base compensation paid by Seller immediately prior to the Closing Date; (b) with reasonably similar employment background, skill set, function and duties as to the job held with Seller immediately prior to the Closing Date; and (c) to be performed: (i) with respect to a non-executive Employee who works at a Branch or Office, at the same Branch or Office or at a Branch or Office located no further than thirty-five (35) miles from such Employee’s primary residence as of the Closing Date, or (ii) with respect to an executive Employee, at the same Branch or Office or at a Branch or Office no further than fifty (50) miles from such executive Employee’s primary residence as of the Closing Date. For the purposes of this Agreement, substantially similar base compensation shall mean base compensation to be paid by Purchaser that is not less than 90% of such Employee’s base compensation as paid by Seller as of the Closing Date.
     “Confidentiality Agreement” shall mean that certain letter agreement between Parent and Seller dated as of September 15, 2008.
     “Customers” shall mean, individually and collectively, (a) the Persons named as the owners of the deposit accounts relating to the Deposit Liabilities, (b) the obligors under the Loans, and/or (c) the parties (other than Seller and its Affiliates) to the Safe Deposit Agreements. Customers shall not include any deposit liability and/or loan customers of Seller who make an unsolicited request to Seller to remain a customer of Seller after becoming aware of the transactions contemplated by this Agreement and Seller decides to retain such Person as a customer.

     “Customer Notices” shall mean a letter, notice, statement or other form of communication sent to Customers and announcing the transactions in accordance with Section 10.3.
     “Damages” shall mean claims, losses, liabilities, demands and obligations of any nature whatsoever (including reasonable legal fees and expenses).
     “Deposit Liabilities” or “Deposit Liability” shall mean all of Seller’s liabilities and obligations relating to or arising out of all of the deposit accounts assigned to a Branch as of the close of business on the Closing Date, including, without limitation, all passbook accounts, statement savings accounts, checking, money market and NOW accounts, certificates of deposit and IRA, Keogh Plan and Employee Pension Plan accounts, and all Accrued Interest thereon. Deposit Liabilities shall include accounts subject to sweep, repurchase or similar arrangements. Deposit Liabilities shall exclude (a) all Deposit Liabilities that are Excluded IRA/Keogh/Employee Pension Plan Deposits, (b) all Government Deposit Liabilities, (c) such liabilities, duties, responsibilities and obligations related to such accounts held by any Person with sales or revenue in any fiscal year of such Person of twenty-five million dollars (US$25,000,000) or more as reported by such Person or any credible third-party source, (d) Regional Banking Customers of Seller that have loans which are not acquired by Purchaser, and (e) liabilities and obligations relating to or arising out of all of the deposit accounts assigned to the Surviving Branches, if any.
     “Deposit Premium” shall mean the amount equal to four percent (4%) of the Deposit Liabilities.
     “Draft Closing Statement” shall mean a draft closing statement, in a form agreed to by Seller and Purchaser, as of the close of business on the last day of the calendar month immediately preceding the calendar month immediately preceding the calendar month containing the Closing Date (or such other date as Seller and Purchaser otherwise may mutually agree in writing), setting forth an estimate of the Purchase Price, the Estimated Deposit Premium, the Estimated Payment Amount, and any other information agreed to by Seller and Purchaser (exclusive of an estimate of any adjustments or prorations contemplated by Section 3.5).
     “DVRs” shall mean the digital video recorders, together with the hardware (including hard drives) associated therewith, located and which are a part of the video surveillance systems at the Branches and the Office.
     “Employee Pension Plan” shall mean any retirement plan qualified under the requirements of Section 401(a) of the Code, for which Seller serves as a trustee or a custodian.
     “Employees” shall mean the employees of Seller listed on Schedule 1.1(f), excluding such employees who shall transfer jobs within Seller to a location not in a Branch or Office or leave Seller’s employ between the date hereof and the close of business on the Closing Date, but including: replacements of such employees listed on Schedule 1.1(f) made in the ordinary course of business between the date hereof and the Closing Date and any Person who fills a vacant position at a Branch or Office in the ordinary course of business between the date hereof and the Closing Date to provide Branch or Office services to Customers, provided that Purchaser has given its written consent prior to Seller hiring such replacements or filling such vacancies between the date hereof and the Closing Date.
     “Environmental Condition” shall mean the violation of any Environmental Law and/or the presence of any Hazardous Materials on or under any of the Real Property of a kind, quantity and concentration in violation of any Environmental Laws or that requires notification, investigation, or remediation under Environmental Laws.
     “Environmental Consultant” shall mean an independent, qualified environmental engineer or consultant.
     “Environmental Due Diligence Date” shall mean the forty-fifth (45th) day following the date hereof or, if such day shall not be a Business Day, the next Business Day thereafter, unless said date is extended in accordance with Section 11.1(c), in which case, said date shall mean the date to which extended thereunder.
     “Environmental Due Diligence Period” shall mean the period commencing on the date hereof and ending on the Environmental Due Diligence Date.
     “Environmental Laws” shall mean all federal, state or local laws, rules, regulations, codes, ordinances, or by-laws, and any judicial or administrative interpretations thereof, including orders, decrees, judgments, rulings, directives or notices of violation, that create duties, obligations or liabilities with respect to (a) human health or (b) the existence, use, storage, treatment, discharge, release, containment, transportation, generation, manufacture, refinement, handling, production, disposal, or management of any Hazardous Materials, or otherwise regulating or providing for the protection of human health or the environment against Hazardous Materials, and further including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Public Health Service Act (42 U.S.C. § 300 et seq.), the Pollution Prevention Act (42 U.S.C. § 13101 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (21 U.S.C. § 349; 42 U.S.C. §§ 201, 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and similar state and local statutes, and all regulations adopted pursuant thereto, each as amended.
     “Environmental Remediation” shall mean investigative or remedial actions, including sampling, excavation, removal, offsite treatment or disposal, in-place treatment or containment or monitoring, which are required by applicable federal, state or local agencies authorized to enforce Environmental Laws to address an Environmental Condition on the Real Property, but only to the extent necessary to comply with the least stringent standards for commercial or industrial use under applicable Environmental Laws.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended (11 U.S.C. § 1101 et seq.).

     “Estimated Deposit Premium” shall mean the Deposit Premium as of the last day of the calendar month immediately preceding the calendar month immediately preceding the calendar month containing Closing Date (or such other date as Seller and Purchaser otherwise may mutually agree in writing).
     “Estimated Payment Amount” shall mean the amount by which the aggregate balance (including Accrued Interest) of the Deposit Liabilities exceeds the Asset Price, in each case as determined on the last day of the calendar month immediately preceding the calendar month immediately preceding the calendar month containing the Closing Date (or such other date as Seller and Purchaser otherwise may mutually agree in writing).
     “Excluded Fixed Assets” shall mean (a) all artwork, supplies, signs, marketing aids, trade fixtures or equipment specifically identifying or relating in any way to Seller or any of its Affiliates or containing any trade name, trademark or service mark, logo or corporate name or other symbol of Seller or any of its Affiliates and located in the Branches or Office on the Closing Date; (b) all software, source and object code, associated licenses, user manuals and related documents and all updates, upgrades or other revisions thereto and all copies or duplicates thereof located in the Branches or Office on the Closing Date; (c) all electronic mail records and databases; (d) all Internet domain names and Uniform Resource Locators (URLs); (e) any Fixed Assets not acquired by Purchaser pursuant to Section 8.3(c); and (f) any other furniture, fixtures, equipment, leasehold improvements and other assets set forth on Schedule 1.1(g) as such Schedule may be amended by Seller between the date hereof and the Closing Date upon the agreement of the Seller and Purchaser to include other furniture, fixtures, equipment, leasehold improvements and other assets on Schedule 1.1(g).
     “Excluded IRA/Keogh/Employee Pension Plan Deposits” shall have the meaning specified in Section 12.11(a).
     “Executed Landlord Consents” shall mean the executed written consents of the landlords to the assignment to Purchaser of the Leases set forth on the attached Schedule 1.1(h).
     “FDIA” shall mean the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1811 et seq.).
     “FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.
     “Federal Funds Rate” shall mean, for the period involved, the rate set forth in the cell beneath the most recent “week ending” column opposite the “Federal Funds (Effective)” row set forth in the H.15(519) published immediately prior to the date of the related calculation. H.15(519) means the weekly statistical release designated as such, or any successor publication, published by the Board.
     “Final” shall mean, as applied to any governmental order or action, that such order or action has not been stayed, vacated or otherwise rendered ineffective and either (a) the time period for taking an appeal therefrom shall have passed without an appeal therefrom having been taken, or (b) if any such appeal shall have been dismissed or resolved, all applicable periods for further appeal of such order or action shall have passed.

     “Final Approval Date” shall mean, with respect to the transactions contemplated hereby, the date upon which the last of the following has occurred: (a) all Regulatory Approvals have been obtained; (b) all applicable regulatory notices which are required to be published or given prior to consummation of the transactions contemplated hereby have been published or given; (c) the filing of all applicable regulatory applications; and (d) the expiration of all applicable regulatory comment and waiting periods.
     “Final Closing Statement” shall mean a statement, in a form agreed to by Seller and Purchaser, setting forth (a) the Purchase Price and each component thereof as of the close of business on the Closing Date, (b) the amount of Deposit Liabilities transferred to Purchaser as of the close of business on the Closing Date, (c) the Asset Price as of the close of business on the Closing Date, (d) the Adjusted Deposit Premium and the Adjusted Payment Amount, (e) all adjustments and prorations contemplated by Section 3.5, and (f) any other items mutually agreed to by the parties.
     “Fixed Assets” shall mean all of the furniture, fixtures, equipment, DVRs, leasehold improvements and other assets owned by Seller and located in the Branches and Office, plus new items acquired in the ordinary course of business in operating the Branches and Office, all as updated as of the last day of the calendar month immediately proceeding the Closing Date. Fixed Assets shall exclude the Excluded Fixed Assets and any proprietary information or any trade name, trademark or service mark, logo or corporate name of Seller or any of its Affiliates contained within or relating to such Fixed Assets.
     “GAAP” shall mean “generally accepted accounting principles” consistently applied as are in effect from time to time in the United States of America.
     “Government Deposit Liabilities” shall mean all of Seller’s liabilities and obligations relating to or arising out of the government banking deposit accounts assigned to a Branch as of the close of business on the Closing Date.
     “Hazardous Materials” means any substance, material or waste which is regulated under any Environmental Law, including any material, substance or waste defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “containment,” “toxic waste” or “toxic substance” or other similar terms, and shall include, without limitation, chemical substances, mixtures or compounds, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, or radiation.
     “Indemnified Party” shall mean a party entitled to indemnification under this Agreement.
     “Indemnitor” shall mean a party having an indemnification obligation under this Agreement.
     “IRA” shall mean an individual retirement account as specified in Sections 408 and 408A of the Code.
     “IRS” shall mean the Internal Revenue Service of the United States or any successor thereto.

     “Items” shall mean (a) checks, drafts, negotiable orders of withdrawal and items of a like kind which are drawn on or deposited and credited to the Deposit Liabilities, and (b) payments, advances, disbursements, fees, reimbursements and items of a like kind which are debited or credited to the Loans.
     “Keogh Plan” shall mean an Employee Pension Plan covering self-employed individuals.
     “Knowledge” shall mean, with respect to Seller, the actual knowledge as of the date hereof, without further investigation, of any of Seller’s officers who hold the title of Senior Vice President or above and have substantial responsibility for the operations of the Business.
     “Leases” shall mean the Branch Leases and the Office Lease.
     “Lease Assignment” shall mean a lease assignment and assumption agreement with respect to a Lease in substantially the form of Exhibit D.
     “Lien” shall mean any lien, easement, restrictions, pledge, charge, encumbrance, security interest, mortgage, deed of trust, lease, option or other adverse claim of any kind or description.
     “Loan/Deposit Production Office(s)” shall mean office(s) that Seller has established or following the date of this Agreement may establish in the Branch Market from which it or its representatives may (a) solicit deposits, provide information about deposit products, assist persons in completing application forms and related documents to open a deposit account, and perform any other activities not prohibited by applicable law, or (b) engage in any lending-related activities relating to (i) any of its or its Affiliates commercial real estate loan products as they presently or in the future may exist and (ii) any of its or its Affiliates lending products as they presently or in the future may exist; in each case in connection with (A) any Person with sales or revenue in any fiscal year of such Person of twenty-five million dollars (US$25,000,000) or more as reported by such Person or any credible third-party source, (B) government entities, (C) non-profit entities, (D) educational institutions, (E) other institutions and (F) Regional Banking Customers of Seller that have loans which are not acquired by Purchaser.
     “Loan Value” shall mean, as of any date, the unpaid principal balance of a Loan, plus Accrued Interest thereon, as reflected on Seller’s general ledger.
     “Loans” shall mean, collectively, the SBA Loans and the Commercial Loans.
     “Material Adverse Effect” shall mean any circumstance, change in or effect on the Purchased Assets or the Assumed Liabilities that is materially adverse to the business, operations, results of operations or the financial condition of the Business taken as a whole; provided, however that “Material Adverse Effect” shall not include any circumstance, change in or effect on the Business: (a) directly or indirectly arising out of or attributable to (i) changes in general economic, legal, regulatory or political conditions, (ii) changes in prevailing interest rates, (iii) changes in GAAP, (iv) general economic or market conditions of the banking industry in general, (v) compliance with the terms of this Agreement, or (vi) any actions expressly provided for pursuant to this Agreement, or (b) directly arising out of or attributable to the announcement of the transactions contemplated by this Agreement.

     “Negative Deposits” shall mean overdrafts in Deposit Liability accounts which are not covered by Advance Lines, and any and all Accrued Interest thereon, all as reflected on Seller’s general ledger as of the close of business on the Closing Date.
     “Nonsolicitation Period” shall mean the two (2) year period after the Closing Date.
     “OCC” shall mean the Office of the Comptroller of the Currency or any successor thereto.
     “Office Lease” shall mean the lease agreement for the Office listed on Schedule 1.1(j), as such agreement has been amended, renewed or extended prior to the date of this Agreement, and as may be further amended, renewed, extended or terminated in the ordinary course of business following the date of the Agreement and prior to the Closing Date with Purchaser’s written consent which shall not be unreasonably withheld or delayed.
     “Office” shall mean the office of Seller listed on Schedule 1.1(k).
     “Offering Memorandum” shall mean the Offering Memorandum provided to Purchaser or Parent, directly or indirectly through its representatives, pursuant to the terms of the Confidentiality Agreement and substantially describing the Business.
     “Parent” shall have the meaning specified in the preamble.
     “Past Due” shall mean any Loan with respect to which any principal or interest due thereon is due and unpaid for sixty (60) days or more as of the Closing Date.
     “Permitted Liens” shall mean (a) Liens for taxes, assessments, governmental charges or levies not yet due and payable or which although delinquent can be paid without penalty or are being contested in good faith by appropriate proceedings, (b) Liens resulting from a filing by a lessor as a precautionary filing for a lease, (c) in the case of a Loan that is a mortgage loan, the Lien of the related security instrument, (d) in the case of a Loan that is a first-Lien mortgage loan, the security instruments of any subordinate Lien mortgage loans, (e) in the case of a subordinate-Lien mortgage loan, the security instruments of any first and/or prior mortgage loans, (f) landlords’ Liens under the Leases, (g) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than ninety (90) days past due, which are being contested in good faith by appropriate proceedings, or which are otherwise bonded or insured over, or (h) any other Liens affecting the Purchased Assets which do not adversely affect the ownership, operation or value of such Purchased Assets in any material respect.
     “Person” shall mean any individual, partnership, joint venture, corporation, association, trust, limited liability company, unincorporated organization, government or other entity.
     “Phase I” shall have the meaning specified in Section 11.1(a).
     “Phase II” shall have the meaning specified in Section 11.1(a).

     “Post-Transfer Processing Period” shall mean the sixty (60) day period from and after the Closing Date.
     “Purchase Price” shall have the meaning specified in Section 3.1.
     “Purchased Assets” shall have the meaning specified in Section 2.1(a).
     “Purchaser” shall have the meaning specified in the preamble.
     “Purchaser’s Account” shall mean an account established by Purchaser and identified to Seller no later than three (3) Business Days prior to the Closing Date.
     “Real Property” shall mean each parcel of real property owned by Seller on which a Branch or Office is located, and all improvements thereon and other easements and rights appurtenant thereto, all as more fully described on Schedule 1.1(l).
     “Real Property Purchase Price” shall mean, with respect to any parcel or parcels of Real Property, the net book value as of the last day of the calendar month immediately preceding the calendar month containing Closing Date.
     “Regional Banking Customer” shall mean a customer of Seller having sales and revenue in any fiscal year greater than or equal to ten million dollars ($10,000,000) and less than twenty-five million dollars ($25,000,000) as reported by such customer or any credible third-party source.
     “Regulatory Approvals” shall mean any consent, approval, authorization or other order of, action by, filing or registration with or notification to any governmental authority necessary to consummate the transactions contemplated by this Agreement, as set forth on Schedule 1.1(m).
     “Releasing Parties” shall have the meaning specified in Section 17.4.
     “Residual Processing Account” shall mean a demand deposit account established and maintained by Purchaser with Seller during the period beginning on the Closing Date and ending on the seventieth (70th) day thereafter for the purposes contemplated by this Agreement.
     “Required Landlord Consents” shall mean the consents of the landlords to the assignment of the Leases set forth on Schedule 1.1(n), which consents are required pursuant to the terms of the Leases prior to the assignment of the Leases by Seller to Purchaser on the Closing Date.
     “Safe Deposit Agreements” shall mean the agreements between Seller (and any predecessors in interest) and a Customer or Customers relating to safe deposit boxes located in the Branches as of the close of business on the Closing Date.
     “SBA” shall mean the United States Small Business Administration or any successor thereto.

     “SBA Consents” shall mean all consents necessary to transfer to Purchaser the SBA Loans.
     “SBA Loans” shall mean all of Seller’s right, title and interest in and to the loans identified on Schedule 1.1(o), including all Accrued Interest thereon, as such Schedule may be amended by Purchaser prior to the Closing Date to exclude any such SBA Loans that are (a) subject to a pending legal proceeding related to a Customer’s inability or refusal to pay such loan, (b) subject to pending proceedings against the obligor or obligors of such loan under Title 11 of the United States Code, or (c) Past Due, and to include any additional SBA loans as agreed upon by Seller and Purchaser. SBA Loans shall not include, nor shall Purchaser assume under this Agreement, (i) any actions, suits or proceedings pending, or to the Knowledge of Seller threatened, as of the Closing Date; (ii) any liabilities, actions, suits or proceedings arising out of Seller’s actions prior to the Closing Date concerning the SBA Loans, except those that relate to the performance of a written agreement pursuant to the terms thereof following the Closing; (iii) any loans made by Seller to any Person with sales or revenue in any fiscal year of such Person of twenty-five million dollars (US$25,000,000) or more as reported by such Person or any credible third-party source; or (iv) any SBA Loan for which as of the Closing Purchaser has not received an SBA Consent. Each SBA Loan shall include all documents executed or delivered in connection with such loan, whether such documents are located in the loan file relating to such loan or otherwise, including appraisals and environmental studies, if any, and any and all collateral held by Seller as security therefor or in which a security interest, Lien or mortgage has been granted to Seller and any and all guarantees, insurance and other credit enhancements relating to such loan, and all Accrued Interest thereon, all as exists at the close of business on the Closing Date and that are in the possession or control of Seller.
     “Seller” shall have the meaning specified in the preamble.
     “Seller’s Account” shall mean an account established by Seller and identified to Purchaser no later than three (3) Business Days prior to the Closing Date.
     “Shared Space Agreements” shall mean the agreements listed on Schedule 1.1(p) by and between Starbucks Corporation and Seller, as successor in interest to Charter One Bank, N.A., concerning the sharing of certain space associated with certain Branches, as such agreements have been amended, renewed or extended prior to the date of this Agreement, and as may be further amended, renewed, extended or terminated in the ordinary course of business following the date of the Agreement and prior to the Closing Date with Purchaser’s written consent which shall not be unreasonably withheld or delayed.
     “Shared Space Agreement Assignment” shall mean an assignment and assumption agreement with respect to a Shared Space Agreement in substantially the form of Exhibit E.
     “Signage Landlord Consent” shall mean the consent of the landlord to that certain signage lease agreement dated as of June 9, 2004 by and between Sunnyside Shoppes LLC and Charter One Bank, N.A.
     “Surviving Branches” shall mean the Wal-Mart Branches for which landlord consent cannot be obtained prior to the Closing.

     “Transferred Employees” shall mean all Employees who accept offers of employment from Purchaser as contemplated by Section 9.6(a).
     “Unfunded Advance” shall mean an advance requested under a Loan on or prior to the Closing Date pursuant to the terms and provisions of such Loan that Seller is not obligated to fund until after the Closing Date.
     “Wal-Mart Branches” shall mean Branches that are subject to that certain master sublease agreement dated as of February 19, 2004 by and between Wal-Mart Stores, Inc. and Charter One Bank, N.A.
     “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101 et seq.) and similar state and local laws, regulations and other issuances, each as amended.
     Section 1.2. Accounting Terms. All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with GAAP.
ARTICLE II
PURCHASE AND SALE OF PURCHASED ASSETS AND
ASSUMPTION OF ASSUMED LIABILITIES
     Section 2.1. Purchase and Sale of Purchased Assets; No Other Assets Purchased.
     (a) Subject to Section 2.1(b) and the other terms and conditions of this Agreement, including, without limitation, the assumption by Purchaser of the Assumed Liabilities, as of the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of Seller’s right, title and interest in, to and under certain assets of Seller as described below (collectively, the “Purchased Assets”):
     (i) the Branch Assets;
     (ii) the Commercial Assets;
     (iii) all of Seller’s rights with respect to the contracts and relationships giving rise and related to the Deposit Liabilities, including, without limitation, deposit account, online banking and cash management agreements;
     (iv) the Advance Lines and the Negative Deposits;
     (v) all insurance premiums paid by Seller to the FDIC which are allocated to insurance coverage for the Deposit Liabilities following the Closing Date, to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.5;

     (vi) all assessments paid by Seller to the OCC which are allocated to the Business after the Closing Date, to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.5;
     (vii) any of Seller’s prepaid expenses related to the operations of the Business that Seller deems material to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.5; and
     (viii) all of Seller’s right, title and interest in and to all books and records of the Purchased Assets described in this Section 2.1(a) and the Assumed Liabilities in the possession of Seller.
     (b) Purchaser understands and agrees that it is purchasing only the Purchased Assets (and assuming only the Assumed Liabilities) specified in this Agreement and except as may be expressly provided for in this Agreement, Purchaser or Parent has no interest in any other business relationship which Seller or any of its Affiliates has or may have with (i) any Customer or (ii) any other customer of Seller or any of its Affiliates. Purchaser and Parent further understand and agree that Seller and its Affiliates are retaining any and all rights and claims which any of them may have, including, but not limited to, indemnification or reimbursement rights, with respect to the Purchased Assets and the Assumed Liabilities, to the extent that such rights or claims relate to the conduct of the Business prior to the Closing.
     Section 2.2. Assumption of Assumed Liabilities. Subject to the other terms and conditions of this Agreement, including, without limitation, the transfer of the Purchased Assets to Purchaser, Purchaser shall, as of the Closing, assume the following liabilities and obligations following the Closing Date (collectively, the “Assumed Liabilities”):
     (a) the Branch Liabilities;
     (b) the Commercial Liabilities;
     (c) the Deposit Liabilities;
     (d) the Advance Lines and the Negative Deposits;
     (e) the Unfunded Advances;
     (f) any of Seller’s accrued and unpaid expenses related to the operations of the Business that Seller deems material to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.5;
     (g) any and all liabilities and obligations relating to the Purchased Assets provided for in Section 2.1(a)(iii); and
     (h) any and all other liabilities and obligations relating to or arising out of the Purchased Assets or Assumed Liabilities, to be performed after the Closing or arising from and after the Closing Date, but only to the extent that such liabilities or obligations arise or accrue after the close of business on the Closing Date.
     Section 2.3. Excluded Liabilities. All liabilities and obligations of Seller not expressly included in the Assumed Liabilities are excluded from the transactions contemplated by this Agreement. By way of example, and not limitation, Seller agrees that Purchaser shall not assume or be bound by any obligation or liability with respect to any employee benefit plan, program or arrangement of Seller or any of its Affiliates except as provided for in this Agreement.
ARTICLE III
PURCHASE PRICE; PAYMENT;
SETTLEMENT; TAX ALLOCATION; PRORATION
     Section 3.1. Purchase Price. The purchase price for the Purchased Assets shall be an amount computed as follows (the “Purchase Price”):
     (a) An amount equal to the Deposit Premium; PLUS
     (b) The aggregate of the Real Property Purchase Price for the Real Property; PLUS
     (c) The aggregate net book value of the Fixed Assets as reflected on the general ledger of Seller as of the last day of the calendar month immediately preceding the calendar month containing the Closing Date; PLUS
     (d) The Loan Value of the Loans as of the close of business on the Closing Date; PLUS
     (e) The aggregate unpaid principal balance and Accrued Interest of the Advance Lines as reflected on the general ledger of Seller as of the close of business on the Closing Date; PLUS
     (f) The aggregate unpaid principal balance and Accrued Interest of the Negative Deposits (to the extent such unpaid principal balance or Accrued Interest shall be outstanding and unpaid for thirty (30) days or less prior to the Closing Date) as reflected on the general ledger of Seller as of the close of business on the Closing Date; PLUS
     (g) The aggregate net book value of the ATMs as reflected on the general ledger of Seller, as of the close of business on the Closing Date; PLUS
     (h) The aggregate amount of Cash as of the close of business on the Closing Date; PLUS
     (i) Five hundred and forty thousand dollars (US$540,000), which represents Purchaser’s negotiated share of the remaining lease payments on that certain lease agreement dated as of June 4, 2003, by and between Phoenix Life Insurance Company and Charter One Bank, N.A. (US$600,000) less the negotiated amount of potential losses on the Advance Lines (US$60,000). The parties agree that Seller shall not be responsible for any additional Damages relating to the Advance Lines (including, without limitation, Damages that may be recoverable pursuant to Article XV), notwithstanding anything in this Agreement to the contrary.
     Section 3.2. Payments at or before Closing. Seller shall deliver the Draft Closing Statement to Purchaser on or prior to the fifteenth (15th) Business Day immediately preceding the Closing Date (or such other date as Seller and Purchaser otherwise may mutually agree in writing). On or before 12:00 p.m. Eastern Time on the Closing Date, Seller shall pay to Purchaser by wire transfer of immediately available funds to Purchaser’s Account the sum of (a) the Estimated Payment Amount less (b) the Estimated Deposit Premium. Seller shall make available to Purchaser such work papers, schedules and other supporting documentation as may be reasonably requested by Purchaser to enable it to verify the amounts set forth in the Draft Closing Statement.
     Section 3.3. Adjustment of Estimated Amounts.
     (a) On or before 12:00 noon Eastern Time on the thirtieth (30th) day following the Closing Date, Seller shall deliver the Final Closing Statement to Purchaser. Seller shall make available to Purchaser such work papers, schedules and other supporting data as may be reasonably requested by Purchaser to enable it to verify the amounts set forth in the Final Closing Statement.
     (b) (i) Adjusted Payment Amount. If Purchaser agrees with Seller’s calculation of the Adjusted Payment Amount, then on or before 12:00 noon Eastern Time on the sixtieth (60th) day following the Closing Date, Seller shall pay to Purchaser by wire transfer of immediately available funds to Purchaser’s Account, an amount equal to the excess of the Adjusted Payment Amount over the Estimated Payment Amount, plus interest calculated using the Federal Funds Rate on such excess amount from the Closing Date to but excluding the payment date, or, if the Estimated Payment Amount exceeds the Adjusted Payment Amount, Purchaser shall refund to Seller by wire transfer of immediately available funds to Seller’s Account, an amount equal to such excess, plus interest thereon calculated using the Federal Funds Rate from the Closing Date to but excluding the payment date. Any payment or refund pursuant to this Section 3.3(b)(i) shall be treated, for all purposes, as an adjustment to the Purchase Price.
          (ii) Adjusted Deposit Premium. If Purchaser agrees with Seller’s calculation of the Adjusted Deposit Premium, then on or before 12:00 noon Eastern Time on the sixtieth (60th) day following the Closing Date, Purchaser shall pay to Seller by wire transfer of immediately available funds to Seller’s Account, an amount equal to the excess of the Adjusted Deposit Premium over the Estimated Deposit Premium, plus interest calculated using the Federal Funds Rate on such excess amount from the Closing Date to but excluding the payment date, or, if the Estimated Deposit Premium exceeds the Adjusted Deposit Premium, Seller shall refund to Purchaser by wire transfer of immediately available funds to Purchaser’s Account, an amount equal to such excess, plus interest thereon calculated using the Federal Funds Rate from the Closing Date to but excluding the payment date. Any payment or refund pursuant to this Section 3.3(b)(ii) shall be treated, for all purposes as an adjustment to the Purchase Price.
     (c) If Purchaser does not agree with Seller’s calculation of the Adjusted Payment Amount or the Adjusted Deposit Premium, then on or before 12:00 noon on the fifth (5th) Business Day following the delivery to Purchaser of Seller’s work papers, schedules, and other supporting data pursuant to Section 3.3(a) above, Purchaser shall notify Seller of Purchaser’s disagreement with Seller’s calculation. If the Purchaser and Seller agree upon such calculation by the fortieth (40th) Business Day following the Closing Date, the parties will make the appropriate payments as required by Section 3.3(b) above no later than close of business on such date.
     (d) If Purchaser and Seller cannot agree upon the Adjusted Payment Amount or the Adjusted Deposit Premium by the fortieth (40th) Business Day following the Closing Date, Purchaser and Seller shall engage a mutually agreed upon independent public accountant to make such calculation. The cost of such independent public accountant shall be shared equally between Purchaser and Seller. The calculation by the independent public accountant shall be final and binding upon Purchaser and Seller and shall be made on or before 12:00 noon on the first Business Day following the delivery in writing by the independent public accountant of the calculation to Purchaser and Seller (or such other date and time as Seller and Purchaser otherwise may mutually agree in writing). Such amounts shall be paid in such manner and with interest in accordance with the provisions of Section 3.3(b) above.
     Section 3.4. Allocation of Purchase Price.
     (a) Purchaser and Seller agree that, upon final determination of the Purchase Price, the Purchase Price shall be allocated in accordance with a statement prepared by Seller and delivered to Purchaser within sixty (60) Business Days following the Closing Date; provided, however, that for purposes of such allocations, the Purchase Price shall be determined in accordance with federal income tax principles, as described in the following sentence. Purchaser and Seller agree that, for federal income tax purposes, the Purchase Price shall be treated as being an amount equal to the aggregate Assumed Liabilities assumed by Purchaser under this Agreement, reduced by the aggregate net amount paid by Seller to Purchaser under this Agreement.
     (b) Purchaser and Seller shall report the transaction contemplated by this Agreement (including income tax reporting requirements imposed pursuant to Section 1060 of the Code) in accordance with the allocation specified on the statement prepared pursuant to Section 3.4(a). In the event any party receives notice of a tax audit proposed adjustment with respect to the allocation of the Purchase Price specified herein, such party shall immediately notify the other party in writing as to the date and subject of such audit.
     (c) If any federal, state or local tax return report or filing by Purchaser or Seller relating to the transactions contemplated hereby and filed on the basis of the allocation set forth on the statement prepared pursuant to Section 3.4(a) is challenged by the taxing authority with which such return, report or filing was filed, the filing party shall assert and maintain in good faith the validity and correctness of such allocation during the audit thereof until the issuance by the taxing authority of a “30 Day Letter”, or a determination of liability equivalent thereto, to such party, whereupon such party shall, in its sole discretion, have the right to pay, compromise, settle, dispute or otherwise deal with its alleged tax liability. If such a tax return, report or filing is challenged as herein described, the party filing such return, report or filing shall timely keep the other party apprised of its decisions and the current status and progress of all administrative and judicial proceedings, if any, that are undertaken at the election of the filing party.
     Section 3.5. Proration; Other Closing Date Adjustments.
     (a) Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will operate the Branches and the Office for its own account and own the Loans and other Purchased Assets (and all rights associated therewith) until the close of business on the Closing Date, and that Purchaser shall operate the Branches and the Office, own the Loans and other Purchased Assets and assume the Deposit Liabilities and other Assumed Liabilities (and all rights associated therewith) for its own account from and after the close of business on the Closing Date. Thus, except as otherwise specifically provided in this Agreement, all items of income and expense shall be prorated as of the close of business on the Closing Date, and shall be settled between Seller and Purchaser in accordance with Section 3.3 or as otherwise agreed to by the parties.
     (b) For purposes of this Agreement, items of proration and other adjustments shall include, without limitation, (i) amounts prepaid and unused for safe deposit rentals; (ii) rental and other payments under the Leases, including security deposits; (iii) sales, real estate, use and property taxes (other than such sales, real estate, use and property taxes that arise as a result of the transactions contemplated by this Agreement which shall be paid by Purchaser in accordance with Section 4.1); (iv) insurance premiums paid or payable to the FDIC attributable to insurance coverage for the Deposit Liabilities for the period from and after the Closing Date; (v) assessments paid or payable to the OCC attributable to the Business from and after the Closing Date; (vi) fees for customary annual or periodic licenses or permits; (vii) water, sewer, fuel and utility charges; and (viii) other prepaid items of income and expense, in each case calculated as of the close of business on the Closing Date; provided that items of proration and other adjustments shall not include commitment and other fees paid in advance by Customers with respect to the Loans. Notwithstanding the foregoing, if accurate arrangements cannot be made as of the Closing Date for any of the foregoing items of proration, the parties shall apportion the charges for the foregoing items on the basis of the bill therefor for the most recent billing period prior to the Closing Date or as otherwise agreed to by the parties.

ARTICLE IV
TAXES
     Section 4.1. Sales, Transfer and Use Taxes. Any sales, transfer, use, stamp or other taxes, which are payable or arise as a result of this Agreement or the consummation of the transactions contemplated hereby, shall be paid by Purchaser. All transfer taxes required in connection with the transfer of the Real Property and the Leases to the Purchaser shall be paid by the party required to pay such taxes pursuant to applicable law.
     Section 4.2. Information Reports. Purchaser and Seller shall each provide to the IRS on a timely basis and otherwise as required by IRS Forms 1099INT, 1099R, W-2P, 5498 and any other required forms and reports with respect to each Deposit Liability concerning interest paid on, or contributions to and distributions from, the Deposit Liability accounts, as appropriate, for the periods during which Purchaser and Seller, respectively, administered such accounts, including, without limitation, any information required by the IRS pursuant to any request for back-up withholding and taxpayer identification number certification records and documents. Seller shall make such reports for interest paid or credited to Customers through and including the Closing Date and Purchaser shall make such reports after the Closing Date.
     Section 4.3. Taxes Related to the Branches. Except for taxes described in Sections 3.5(b) or 4.1 hereof, any and all taxes of any kind including, without limitation, federal, state and local payroll, withholding, property, sales, use and transfer taxes, if any, concerning the Branches and incurred on or prior to the Closing Date shall be paid by Seller as provided by applicable law. Except for taxes described in Sections 3.5(b) or 4.1 hereof, any and all taxes of any kind including, without limitation, federal, state and local payroll, withholding, property, sales, use and transfer taxes, if any, which are relating to the Branches and incurred after the Closing Date shall be paid by Purchaser. For purposes of property taxes, “incurred” shall mean the portion of the taxes attributable to the time that Seller or Purchaser owned the related property, as applicable, for the period of time of reference.
ARTICLE V
CLOSING
     Section 5.1. Closing Date. Upon the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement shall take place on the Closing Date at a closing (“Closing”) to be held at the offices of Goodwin Procter LLP at 12:00 noon, Eastern Time, or such other place or at such other time as Seller and Purchaser may mutually agree in writing, and shall be effective as of the close of business on the Closing Date.
     Section 5.2. Seller’s Deliveries. On or before the Closing Date, Seller shall deliver to Purchaser, duly executed and acknowledged where required:
     (a) Deeds for the Real Property in substantially the form of Exhibit A, duly executed and with such evidence of corporate authority of Seller as may be required in order to record the deeds and satisfy the reasonable requirements of the Real Property’s title insurance (if any), pursuant to which good and marketable fee simple title to Real Property shall be transferred to Purchaser “AS IS”, “WHERE IS” and with all faults and without covenants against the grantor’s acts provided that Seller shall convey to Purchaser good and marketable fee simple title to the Real Property, which is of a condition that permits a reputable title insurance company of national standing to issue an owner’s title insurance policy subject to customary exceptions not affecting marketability of title;
     (b) A bill of sale for the Purchased Assets (other than the Real Property) in substantially the form of Exhibit B, pursuant to which such Purchased Assets shall be transferred to Purchaser “AS IS”, “WHERE IS”, with all faults, subject, however, to Seller’s representations and warranties made in Section 6.9(b);
     (c) The Assignment and Assumption Agreement;
     (d) The Lease Assignments;
     (e) The Shared Space Agreement Assignments;
     (f) Subject to the provisions of Section 8.3, the Required Landlord Consents obtained by Seller;
     (g) An Officer’s Certificate in substantially the form of Exhibit F;
     (h) An opinion of counsel of Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Purchaser, to the effect that: (i) Seller is validly existing and in good standing under the laws of the jurisdiction of its formation, with full corporate power and authority to enter into and perform its obligations under this Agreement; (ii) Seller has duly and validly authorized, executed and delivered this Agreement; and (iii) assuming due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes Seller’s legal, valid and binding obligation, enforceable against Seller in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditor’s rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies;
     (i) The Draft Closing Statement;
     (j) A limited power of attorney granting Purchaser the authority to execute certain documents on behalf of Seller in substantially the form of Exhibit G;
     (k) Certified copy of the resolutions adopted by Seller’s Board of Directors, approving the Agreement and the transactions contemplated thereby;
     (l) Physical possession of Purchased Assets capable of physical delivery and in the possession of and reasonably available to Seller, provided, however, that the delivery of Purchased Assets shall not convey to Purchaser any right of ownership or use to any proprietary information or trade name, trademark or service mark, logo or corporate name that may be contained within or relating to any such Purchased Assets;
     (m) Possession of Loan files and other books, records and documentation regarding the Loans and all collateral (which may be facsimiles or other electronic records of the same in lieu of originals) in the possession or control of Seller relating to the Loans;
     (n) Possession of the Safe Deposit Agreements and books, records and documentation regarding the Deposit Liabilities and other Purchased Assets and Assumed Liabilities (which may be facsimiles or other electronic records of the same in lieu of originals) in the possession or control of Seller;
     (o) Possession of all books, records and documents related to the Deposit Liabilities (which may be facsimiles or other electronic records of the same in lieu of originals) in the possession or control of Seller;
     (p) Such other documents as are necessary to effect the transactions contemplated hereby as Purchaser shall reasonably request; and
     (q) Updated schedules (as applicable) of the Loans, the Purchased Assets and Assumed Liabilities as of a date mutually agreed upon by the parties.
     Section 5.3. Purchaser’s Deliveries. At or before the Closing, Purchaser and Parent shall deliver to Seller, duly executed and acknowledged where required:
     (a) The Assignment and Assumption Agreement;
     (b) The Lease Assignments and such other instruments and documents as any landlord under a Lease may reasonably require as necessary or desirable for providing for the assumption by Purchaser of such Lease, each such instrument and document in the form and substance reasonably satisfactory to Seller and Purchaser and dated as of the Closing Date;
     (c) The Shared Space Agreement Assignments;
     (d) Officer’s Certificates in substantially the form of Exhibit H;
     (e) An opinion of counsel of Purchaser and Parent, dated as of the Closing Date, in the form and substance reasonably satisfactory to Seller, to the effect that: (i) each of Purchaser and Parent is validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation, with full corporate power and authority to enter into and perform its obligations under this Agreement; (ii) each of Purchaser and Parent has duly and validly authorized, executed and delivered this Agreement; and (iii) assuming due authorization, execution and delivery by Seller, this Agreement constitutes Purchaser’s and Parent’s legal, valid and binding obligation, enforceable against Purchaser and Parent in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies of the waiver of rights or remedies;
     (f) Certified copy of the resolutions adopted by Purchaser’s Board of Directors, approving the Agreement and the transactions contemplated thereby;
     (g) The SBA Consents; and
     (h) Such other documents as are necessary to effect the transactions contemplated hereby as Seller shall reasonably request.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Purchaser as follows:
     Section 6.1. Organization. Seller is a national banking association validly existing and in good standing under the laws of the United States and has the corporate power to carry on its business as the same is being conducted at the Branches and to effect the transactions contemplated herein.
     Section 6.2. Authority. Seller has the power and authority to enter into and perform this Agreement and any other instruments and documents executed pursuant hereto. This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Seller, and, assuming due authorization, execution and delivery by Parent and Purchaser (as applicable), this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
     Section 6.3. Non-Contravention. The execution and delivery of this Agreement and any instruments and documents executed pursuant hereto by Seller do not and, subject to the receipt of all Regulatory Approvals, the consummation of the transactions contemplated by this Agreement will not, constitute a breach having a Material Adverse Effect, violation having a Material Adverse Effect or default having a Material Adverse Effect of or under (a) any law, rule, regulation, judgment, order, governmental permit or license of Seller or to which Seller is subject, (b) any provision of any material promissory note, mortgage, indenture, lease or agreement of Seller or to which Seller is subject, (c) any material agreement to which Seller is a party or by which Seller is bound, (d) any contract or agreement being assumed by Purchaser pursuant to the terms of this Agreement, or (e) the Articles of Association or Bylaws of Seller.

     Section 6.4. Compliance with Law. The operations of the Business are being conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, other than those laws, rules and regulations of governmental authorities the penalty or liability for the violation of which, if imposed or asserted, would not have a Material Adverse Effect.
     Section 6.5. Legal Proceedings. There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending as of the date of the Agreement or, to the Knowledge of Seller, threatened as of the date of the Agreement against Seller, which have a Material Adverse Effect or would reasonably be expected to have a Material Adverse Effect, or which would prevent or materially delay Seller from being able to perform its obligations under this Agreement in all material respects.
     Section 6.6. Community Reinvestment Act. Seller has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act (12 U.S.C. §§ 2901 et seq.) in the market served by the Branches, and has no Knowledge or any planned or threatened objections by any community group to the transactions contemplated hereby. Seller was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision.
     Section 6.7. Real Property Matters. With respect to the Real Property, Seller is the sole owner of a fee simple interest in and is the sole occupant of the Real Property. Subject only to Permitted Liens and the other exceptions permitted by this Agreement, Seller has good and marketable title to the Real Property, free and clear of all liens and other encumbrances, but subject to all taxes not yet due and payable, matters which would be shown by a survey and all easements, rights-of-way and other matters of record at the time of conveyance. There is no condemnation proceeding pending or, to the Knowledge of the Seller threatened, which would preclude or impair the use of any Branches as presently being used in the conduct of business of Seller. No notice of any violation of zoning laws, building or fire codes or other laws, statutes, ordinances, codes or regulations relating to the operation of any Branches has been received by the Seller.
     Section 6.8. Tenants; Leases.
     (a) There are no tenants or other parties that have a possessory right in and to any space in the Branches or Office owned by Seller.
     (b) Seller has delivered to Purchaser true and correct copies of each Lease and each Executed Landlord Consent. Each of the Leases and the Executed Landlord Consents is in full force and effect, and Seller is not in default of any of its material obligations thereunder.
     (c) All permits and approvals of all governmental authorities have been issued and are in full force and effect in connection with Seller’s use of the Real Property and, to Seller’s Knowledge, the premises under the Leases.
     Section 6.9. Title to Purchased Assets.

     (a) Seller is the lawful owner of each of the Purchased Assets free and clear of all Liens other than Permitted Liens and except for consents required to transfer the Purchased Assets, Seller has the right to sell, convey, transfer, assign and deliver to Purchaser all of Seller’s right, title and interest in, to and under the Purchased Assets.
     (b) The Real Property is in operable condition for its intended purpose and the Fixed Assets necessary to operate the Branches, taken as a whole, are in good operating condition, in all cases giving consideration to each item’s age and use and subject to ordinary wear and tear.
     Section 6.10. Loans.
     (a) Each Loan represents the legal, valid and binding obligation of the related borrower, enforceable by the holder of such Loan in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
     (b) None of the Loans are pledged to a third party and the principal balance and amount of Accrued Interest of each of the Loans as shown on the Seller’s books and records is true and correct.
     (c) As applicable, Seller is in possession of all (i) original notes or lost note affidavits or (ii) mortgages or certified copies of such mortgages, provided that such mortgages have been returned by the local recording office, and shall deliver such originals, affidavits or certified copies in its possession to Purchaser on the Closing Date.
     (d) Each Loan (i) to the extent secured by a Lien of Seller, is secured by a valid and enforceable Lien of Seller in the collateral therefor, which Lien is assignable, and (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for practical realization against any collateral therefor.
     (e) Each Loan has been originated, administered and serviced in compliance in all material respects with all applicable laws and any written SBA service guidelines and is accruing interest in accordance with the respective terms thereof.
     (f) Each Commercial Loan and SBA Loan that was originated by Seller was made by Seller in accordance with its then current underwriting standards and practices, subject to any underwriting exceptions.
     (g) Each Loan (i) was made in the ordinary course of business, is accruing interest in accordance with its terms, and is evidenced by, as applicable, notes and mortgages which are true and genuine, legal, valid, binding and enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership and conservatorship laws and all other laws relating to or affecting creditor’s rights generally and to public policy and general principals of equity, and (ii) no valid and legal defense, offset counterclaim or set-off exists with respect to any of the Loans.
     (h) Seller may transfer or assign each of the Loans to Purchaser without the approval or consent of any obligor.
     (i) Except as set forth in Section 6.10 (a), (b), (c), (d), (e), (f), (g) and (h), Seller makes no representation or warranty of any kind to Purchaser and/or Parent relating to the Loans and Seller shall not be responsible for (i) the sufficiency, value or collectability of the Loans or any document, instrument or agreement in the Loan file, (ii) any representation, warranty or statement made by an obligor or other party in or in connection with any Loan, (iii) the financial condition or creditworthiness of any primary or secondary obligor under any Loan or any guarantor or surety or other obligor thereof, (iv) the performance by any guarantor, surety or other obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Loan, or (v) inspecting any of the property, books or records of any guarantor, surety or other obligor.
     Section 6.11. Deposits.
     (a) The balance of each deposit account included in the Deposit Liabilities as shown on Seller’s books and records as of the Closing Date will be true and correct.
     (b) The Deposit Liabilities are insured to applicable limits by the FDIC in accordance with the FDIA, and Seller has paid all assessments and has filed all reports required to be filed by it with the FDIC concerning the Deposit Liabilities.
     (c) Seller has the right to transfer or assign each of the Deposit Liabilities to Purchaser, subject to any pledges, liens, judgments, court orders and restrictions on transfer. Seller does not and as of the Closing Date will not have any deposit accounts in the Deposit Liabilities that represent brokered deposits.
     (d) Except as otherwise disclosed by Seller in this Agreement, each of the agreements relating to the Deposit Liabilities has been duly authorized, executed, and delivered, and is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.
     (e) Unless otherwise disclosed by Seller in this Agreement, all agreements relating to the Deposit Liabilities other than certificates of deposit legally permit Purchaser to unilaterally terminate or modify such agreements within 30 days after the Closing Date without the consent of the depositor or depositors and without penalty, subject to applicable law, delivery of any notice as may be specified in such agreements and any applicable provisions in such agreements.

     Section 6.12. Environmental Matters. To the Knowledge of Seller, the Real Property (a) currently is and has in the past been owned and operated in compliance with all material applicable Environmental Laws, and (b) currently is not and has in the past not been contaminated such that any Environmental Remediation is or has been required by applicable governmental agency.
     Section 6.13. Employment Contracts. No employee of the Branches is a party to any individual contract with Seller for the employment of the employee or the provision of severance or change in control benefits.
     Section 6.14. Books and Records. The books and records of Seller pertaining to the Purchased Assets and Assumed Liabilities are correct, accurate and complete in all material respects, and fairly reflect information regarding such Purchased Assets and Assumed Liabilities. Such books and records are in compliance in all material respects with all applicable legal requirements.
     Section 6.15. Consents and Approvals. Except for Regulatory Approvals, SBA Consents, Executed Landlord Consents, Required Landlord Consents, the Signage Landlord Consent, and IRA/Keogh/Employee Pension Plan consents, no consents, approvals, filings or registrations with any third party or any public body, agency or authority are required in connection with Seller’s consummation of the transactions contemplated by this Agreement. There are no pending, or to the Knowledge of Seller, threatened disputes or controversies between Seller and any federal, state, or local governmental authority, including without limitation with respect to capital requirements that (i) would reasonably be expected to prevent or materially delay Seller from being able to perform its obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Seller has not received any indication from any federal, state, or other governmental authority that such governmental authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby, and has no reason to believe that such consents or approvals will not be received.
     Section 6.16. Tax Matters. Seller has filed all returns and reports, including amendments, which are materially correct, complete and comply in all material respects with all applicable laws and regulations, and has paid all real and personal property taxes and assessments, and all payroll and unemployment taxes, including any related penalties, interest, and deficiencies, that have become due and payable with respect to, or may result in a lien upon, the Branches, the Employees, or any of the Purchased Assets. Seller has withheld and paid to the appropriate governmental agencies all withholding taxes relating to the payment of wages to the Employees. For all completed tax years, Seller has sent to each account holder with respect to the Deposit Liabilities an IRS Form 1099 (or a substitute form permitted by law) relating to the interest, earnings, or dividends paid on the Deposit Liabilities for those periods.
     Section 6.17. Insurance. Seller maintains in full force and effect insurance on the Purchased Assets in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry.

     Section 6.18. No Broker. Except for Keefe, Bruyette, & Woods, Inc., no broker or finder, or other party or agent performing similar functions, has been retained by Seller or its Affiliates or is entitled to be paid based on any arrangements, agreements or understandings made by Seller or its Affiliates in connection with the transactions contemplated hereby, and no brokerage fee or other commission has been agreed to be paid by Seller or its Affiliates on account of such transactions.
     Section 6.19. IRA Documentation. Seller’s IRA documentation complies in all material respects to the requirements of the Internal Revenue Code and applicable regulations. Such IRA accounts being assumed by Purchaser have been established and maintained in compliance in all material respects with such requirements and regulations.
     Section 6.20. Effect of Representations and Warranties. No written information, certificate or document furnished or to be furnished by Seller to Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains any untrue statement of material fact or omits to state a material fact necessary to make such statements not misleading.
     Section 6.21. Limitations on and Disclaimer of Representations and Warranties and Purchaser’s Release in Connection Therewith. Except as otherwise addressed in this Article VI, notwithstanding anything to the contrary contained herein or in any other document or agreement delivered in connection herewith:
     (a) Seller makes no representations or warranties, express or implied, as to the physical condition of the Fixed Assets other than the representations and warranties made in Section 6.9(b), all of which are being sold or transferred and assigned “AS IS”, “WHERE IS”, without recourse and with all faults, without any obligation on the part of Seller, at the Closing Date, subject, however, to Seller’s representations and warranties made in Section 6.9(b).
     (b) Seller makes no representations or warranties, express or implied, of any type or nature with respect to the physical condition of the Branches, ATMs, Office or Real Property which are being sold or transferred and assigned “AS IS”, “WHERE IS”, without recourse and with all faults, without any obligation on the part of Seller, at the Closing Date, subject, however, to Seller’s representations and warranties made in Sections 6.9(b) and 6.12. Except as otherwise expressly set forth in this Agreement, by closing this transaction, Purchaser and Parent hereby release and agree to hold harmless Seller and its Affiliates and waive any claims which Purchaser and Parent may now or hereafter have against Seller or any of its Affiliates or any of their respective officers, directors, employees or agents relating to the physical condition of the Branches, ATMs, Office or the Real Property from and after the Closing, including, without limitation, with respect to claims under the ADA.
     (c) Seller makes no representations or warranties to Purchaser and/or Parent as to whether, or the length of time during which, any accounts relating to Deposit Liabilities or and Loans will be maintained by the owners of such Deposit Liabilities or Loans after the Closing Date.

     (d) Except as specifically provided for in this Agreement, Seller expressly disclaims and makes no representations or warranties whatsoever with respect to the Business, Purchased Assets or Assumed Liabilities, express or implied, including, without limitation, any representations or warranties with respect to merchantability, fitness, title, enforceability, collectability, documentation or freedom from Liens (in whole or in part) and disclaims any liability and responsibility for any representation, warranty, statement or information otherwise made or communicated, by oversight or information otherwise made or communicated, by oversight or otherwise (orally or in writing), to Purchaser and/or Parent in connection with the transactions contemplated hereby (including, without limitation, any opinion, information, projection, statement or advice contained in the Offering Memorandum or which may have been provided to Purchaser and/or Parent by any employee, officer, agent, stockholder or other representative of Seller or its Affiliates in connection with the transactions contemplated hereby).
ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF
PURCHASER AND PARENT
Purchaser and Parent jointly and severally represent and warrant to Seller as follows:
     Section 7.1. Organization. Purchaser is a national banking association validly existing and in good standing under the laws of the United States. Parent is a corporation validly existing under the laws of the State of Indiana, and is current with its filing of Business Entity Reports with the Indiana Secretary of State.
     Section 7.2. Authority. Each of Purchaser and Parent has the power and authority to enter into and perform this Agreement and any other instruments and documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of each of Purchaser and Parent, and assuming due authorization, execution and delivery by Seller, this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute, the legal, valid and binding obligations of each of Purchaser and Parent, enforceable against each of Purchaser and Parent in accordance with their terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
     Section 7.3. Non-Contravention. The execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by Purchaser and/or Parent do not and, subject to the receipt of all Regulatory Approvals, the consummation of the transactions contemplated by this Agreement will not constitute (a) a material breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Purchaser or Parent or to which either is subject, which breach, violation or default would prevent or materially delay Purchaser or Parent from being able to perform their respective obligations under this Agreement, or (b) a breach or violation of or a default under the charter or bylaws (or similar organizational documents) of Purchaser or Parent or any material contract or other instrument to which either of them is a party or by which either of them is bound which breach, violation or default which could prevent Purchaser or Parent from performing its obligations under this Agreement.
     Section 7.4. Legal Proceedings. There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending or, to the knowledge of Purchaser or Parent, threatened against or affecting Purchaser or Parent which could prevent or materially delay Purchaser or Parent from performing its obligations under this Agreement in all material respects.
     Section 7.5. Consents and Other Regulatory Matters.
     (a) The execution, delivery and performance of this Agreement and the other instruments and documents to be entered into in connection herewith by Purchaser and Parent do not and will not require any (i) approval, authorization or notification to any regulatory authority of Purchaser or Parent except for the Regulatory Approvals or (ii) consent, approval, authorization or other order of, action by, filing or registration with or notification to any other party, except for any notifications or filing required pursuant to the United States Treasury’s Troubled Asset Relief Program.
     (b) There are no pending, or to the knowledge of Purchaser or Parent, threatened disputes or controversies between Purchaser or Parent and any federal, state or local governmental authority, including, without limitation, with respect to capital requirements that would reasonably be expected (i) to prevent or materially delay Purchaser or Parent from being able to perform their respective obligations under this Agreement or (ii) to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Neither Purchaser nor Parent has received any indication from any federal, state or local governmental authority that such governmental authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby. Each of Purchaser and Parent believes that it can satisfy all capital and other regulatory requirements necessary to obtain all Regulatory Approvals and to timely consummate the transactions contemplated hereby.
     (c) The deposits of Purchaser are insured by the FDIC in accordance with the FDIA, and Purchaser has paid all assessments and has filed all reports required to be filed by it by the FDIC.
     (d) As of the date hereof and up to and including the consummation of the transactions contemplated hereby, Purchaser (i) is and will be at least “adequately capitalized” as defined in the FDIA, and (ii) meets and will meet all capital requirements, standards and ratios required by each federal bank regulator with jurisdiction over Purchaser, and no such regulator has indicated that it will condition any of the Regulatory Approvals upon an increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

     (e) Purchaser was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Purchaser has not received any notice of, and Purchaser does not have any knowledge of, any planned or threatened objection by any community group to any of the transactions contemplated hereby.
     Section 7.6. WARN Act. Neither Purchaser nor Parent is planning or contemplating, and neither Purchaser nor Parent has made or taken, any decisions or actions concerning the Transferred Employees after the Closing that would require the service of notice under the WARN Act.
     Section 7.7. Capital Available. Purchaser and Parent each has sufficient capital and capital sources to raise sufficient capital to acquire the Business and the Purchased Assets, to assume the Assumed Liabilities and to perform their respective other obligations hereunder and under any of the other instruments or documents executed in connection herewith; it being understood by all parties that Purchaser’s and Parent’s obligations to acquire the Business and the Purchased Assets, to assume the Assumed Liabilities and to perform their respective other obligations hereunder is not conditioned on raising any equity capital, obtaining specific financing thereof, obtaining the consent of any lender or any other matter.
     Section 7.8. No Broker. Except for Sandler O’Neill & Partners, no broker or finder, or any other party or agent performing similar functions, has been retained by Purchaser or any of its Affiliates or is entitled to be paid based on any arrangements, agreements or understandings made by Purchaser or any of its Affiliates in connection with any of the transactions contemplated hereby, and no brokerage fee or other commission has been agreed to be paid by Purchaser or any of its Affiliates on account of such transactions.
     Section 7.9. Effect of Representations and Warranties. No written information, certificate or document furnished or to be furnished by Purchaser or Parent to Seller pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains any untrue statement of material fact or omits to state a material fact necessary to make such statements not misleading.
     Section 7.10. Community Reinvestment Act. Purchaser has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act (12 U.S.C. §§ 2901 et seq.), and has no knowledge or any planned or threatened objections by any community group to the transactions contemplated hereby. Purchaser was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision.
ARTICLE VIII
COVENANTS OF SELLER
Seller covenants and agrees with Purchaser as follows:
     Section 8.1. Conduct of the Business. From the date hereof through the Closing Date, Seller shall (unless Seller receives Purchaser’s written consent to do otherwise):

     (a) Conduct its business in the Branches in the usual, regular and ordinary course consistent with past practice;
     (b) Use commercially reasonable efforts to maintain and preserve intact its relationships generally with the Employees and the Customers;
     (c) Not grant any increase in pay or benefits to any of the Employees of the Branches, and not enter into any employment, severance or similar agreement with any of the Employees of the Branches, except (i) in the ordinary course of business, consistent with past practices; or (ii) in Seller’s reasonable business judgment following informing Purchaser, generally, to the extent permitted by applicable law;
     (d) Not hire any new employees at the Branches or transfer any employees to the Branches except as is reasonably necessary in Seller’s business judgment to operate the Branches;
     (e) Take no action which would materially adversely affect or delay the ability of any party to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement; provided, however, that Seller shall be under no obligation to advertise or promote new or substantially new customer services in the Branch Market or for the benefit of the Business;
     (f) Not dispose of any assets or liabilities related to the Branches to be acquired or assumed by Purchaser under the terms of this Agreement, except in the ordinary course of business consistent with past practice; and
     (g) Not materially alter any of its policies or practices with respect to the rates, fees, charges, level of services or products available at or to Customers of the Branches or Office except for such alterations (i) as may be instituted generally for similar branch offices of Seller and in accordance with the ordinary course of business consistent with past practices and are consistent with rates or terms offered by other financial institutions in the same geographic areas as the Branches or (ii) approved by Purchaser.
     Section 8.2. Regulatory Approvals. Seller shall use its commercially reasonable efforts to assist Purchaser and Parent in obtaining the Regulatory Approvals. To the extent permitted by applicable law, Seller shall provide Purchaser or the appropriate governmental authorities with all information reasonably required to be submitted by Seller in connection with the Regulatory Approvals. The parties agree that Seller shall not be required to provide to Purchaser or Parent any information Seller provides to a governmental authority which Seller deems proprietary or confidential.
     Section 8.3. Required Landlord Consents; Real Property and Lease Documents.
     (a) To the extent such documents and records are in Seller’s possession, Seller shall provide Purchaser with copies of all existing (i) title policies, (ii) surveys and (iii) related title documents thereto, relating to the Real Property and the premises identified in each Lease, within fifteen (15) days after the date of this Agreement.

     (b) Seller shall use its commercially reasonable efforts (which shall not require Seller or any other Person to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person) to obtain the Required Landlord Consents.
     (c) Notwithstanding anything to the contrary contained in this Agreement, Seller’s failure to obtain any Required Landlord Consent after using such commercially reasonable efforts to obtain the same shall not (i) entitle Purchaser or Parent to terminate this Agreement, (ii) be a condition to Purchaser’s and Parent’s obligations under this Agreement as provided in Section 13.2 or otherwise, (iii) be a Material Adverse Effect or contribute to the same, or (iv) entitle Purchaser or Parent to any remedy or action other than as provided in the immediately following sentence, if applicable. Rather, Purchaser and Parent acknowledge and agree that they shall remain obligated to assume the Deposit Liabilities relating to the applicable Branch or Office and to pay the Purchase Price, but shall not be obligated to assume such Lease, hire any Employees associated with such Branch or Office and purchase the Fixed Assets located in such Branch or Office; provided, however, if Required Landlord Consents are not obtained for the Wal-Mart Branches prior to the Closing, Purchaser shall not (A) assume the Deposit Liabilities relating to the Wal-Mart Branches, (B) assume the related Leases, (C) hire any Employees associated with the Wal-Mart Branches and (D) purchase the Fixed Assets located in the Wal-Mart Branches. Seller may continue to operate the Surviving Branches, providing all products and services permitted by applicable law, until the Leases for such Branches expire. As the Leases for such Branches expire, Seller will sell to Purchaser the deposits liabilities relating to such Branches at par, subject to an agreement containing mutually agreed upon provisions, which may include the acquisition of related assets and the assumption of other liabilities.
     (d) If, despite Seller’s commercially reasonable efforts, a Required Landlord Consent cannot be obtained, or cannot be obtained without the payment of an assignment fee, lump sum or rent increase or other consideration or initiation of a claim or proceeding against any Person, Seller shall, if permitted without the consent of the Landlord under the Lease, sublease the Branch or Office to Purchaser pursuant to a sublease agreement which shall be for the remainder of the existing term of the Lease and which shall provide for Purchaser to perform all of the obligations of Seller under such Lease and which otherwise shall contain mutually agreeable terms. In such event, in addition to assuming the related Deposit Liabilities relating to the applicable Branch or Office and paying the Purchase Price, Purchaser shall be obligated to purchase the Fixed Assets located in such Branch or Office and to hire the Employees associated with such Branch or Office in accordance with Section 9.6.
     Section 8.4. Other Consents. Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset, Deposit Liability or other Assumed Liability, or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the rights of Seller thereunder or be contrary to applicable law. Seller shall use its commercially reasonable efforts (which shall not require Seller or any other Person to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person) to obtain any such consents, and to the extent such consents are not obtained despite such efforts, to secure an arrangement reasonably satisfactory to Purchaser or Parent ensuring that Purchaser or Parent will receive the benefits under the agreement for which such consent is being sought following the Closing; provided, however, that Seller shall not have any obligation to obtain such consent or to provide such an alternative arrangement other than the undertaking to use commercially reasonable efforts to obtain the same as set forth in this Section 8.4 and Purchaser or Parent shall remain obligated to close the transactions contemplated herein, subject to the other provisions hereof, and shall have no remedy for Seller’s failure to obtain any such consent or to provide any such alternative arrangement.
     Section 8.5. Nonsolicitation. During the Nonsolicitation Period, Seller shall not establish a retail branch (except for the Surviving Branches) or automated teller machine in the Branch Market; provided, however, that this prohibition shall not restrict, in any manner or at any time, (a) Seller’s ability to acquire any existing branch and automated teller machine in the Branch Market as a result of Seller’s acquisition of another financial institution or any part of such institution, provided that such acquisition of one or more branches, automated teller machines and loan production offices within the Branch Market does not constitute more than fifty percent (50%) of all the branches and automated teller machines acquired in such acquisition; or (b) the acquisition of Seller or any part of Seller by another Person. During the Nonsolicitation Period, Seller shall not (i) solicit the Customers for any deposit or lending services; or (ii) advertise or market such services through advertisements or marketing efforts primarily directed to or primarily targeting the Branch Market or Customers. Notwithstanding anything in this Agreement to the contrary, none of the following shall constitute activities prohibited by or a breach of this Section 8.5: (A) newspaper, radio, television, Internet and other advertisements, marketing efforts and solicitations that do not primarily target the Customers or the Branch Market; (B) providing any products and services to any Person who has not been directly solicited by Seller and who requested such products and services from Seller; (C) any advertising, marketing, soliciting, obtaining, and providing products and services of or to (i) any commercial or institutional Persons located in the Branch Market with sales or revenue in any fiscal year of the Person of twenty-five million dollars (US$25,000,000) or more as reported by such Person or any third-party source, (ii) any governmental entity, and (iii) any Person having any product, service and account with Seller not transferred, acquired or assumed by Purchaser pursuant to this Agreement, except that the foregoing exception shall not permit Seller to solicit deposit liabilities from Customers whose Deposit Liabilities have been assumed by Purchaser hereunder; (D) any interaction with Persons and any products and services provided by Seller from, through, at or relating to any of Seller’s (i) Loan/Deposit Production Offices (provided that Seller shall not solicit Customers from such offices), (ii) Internet and call center channels, (iii) locations outside of the Branch Market (provided that Seller shall not solicit Customers from such locations), (iv) automated teller machines listed on Schedule 8.5; and (iv) automated teller machines located outside the Branch Market; (E) providing any product and service that is excluded or not covered by this Agreement; (F) any credit card, student lending, national mortgage and home equity lending, commercial asset-based lending, leasing and indirect auto lending activities of Seller; and (G) providing any notices or communications to Customers in furtherance of or related to the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Seller and Purchaser understand and agree that inadvertent or de minimis violations of this Section 8.5 by Seller shall not be deemed a breach or violation of this Section 8.5. For purposes of this Section 8.5, the following shall not be considered a solicitation or soliciting: actions or promotions undertaken by Seller or its Affiliates which are directed at their respective customers, or a segment of their customers that does not specifically, knowingly and intentionally target the Customers. Seller’s operation of the Surviving Branches as provided in Section 8.3(c) shall not violate this Section 8.5 and any provision of this Agreement.
     Section 8.6. Nonsolicitation of Purchaser’s Employees. During the Nonsolicitation Period, Seller, shall not solicit for employment, retain as an independent contractor or consultant or induce to terminate employment with Purchaser any Transferred Employee; provided, however, that this Section 8.6 shall not apply if such employee: (a) has been terminated by Purchaser or any of its Affiliates for any reason, (b) is hired by Seller or any of its Affiliates as a result of a general solicitation for employment in newspaper advertisements, Internet search sites or periodicals of general circulation, or (c) was not solicited by Seller or its Affiliates.
     Section 8.7. Leases. In the event any of the Leases is scheduled to expire prior to the Closing Date, Seller, to the extent possible, shall notify Purchaser of such expiration date no later than thirty (30) days prior to the date any notice of renewal or non-renewal is required to be given pursuant to the terms of the Lease. Purchaser shall be entitled to determine whether any such Lease shall be renewed or allowed to expire.
ARTICLE IX
COVENANTS OF PURCHASER AND PARENT
Purchaser and Parent jointly and severally covenant and agree with Seller as follows:
     Section 9.1. Regulatory Approvals and Standards.
     (a) Purchaser and Parent shall use their respective commercially reasonable efforts to obtain as expeditiously as possible the Regulatory Approvals and SBA Consents and shall file within fifteen (15) Business Days after the execution of this Agreement all necessary applications, notices or other filings of Purchaser and Parent to obtain the Regulatory Approvals and SBA Consents. Purchaser shall provide to Seller, at least five (5) Business Days prior to filing, copies of all draft regulatory applications, notices and other filings (other than confidential portions thereof) and shall use reasonable efforts to reflect any comments of Seller in such filings. As of the Closing, Purchaser and Parent shall each satisfy all of the standards and requirements imposed as a condition to obtaining, or necessary to comply with, the Regulatory Approvals and the SBA Consents. Purchaser or Parent shall pay any fees charged by any governmental authorities to which they must apply to obtain any of the Regulatory Approvals or the SBA Consents. Neither Purchaser nor Parent shall take any action that would adversely affect or delay the ability of any other party to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement. Purchaser shall notify Seller promptly (and in no event later than one (1) Business Day following notice) of any significant development with respect to any application, notice or other filing Purchaser or Parent files with any governmental authority in connection with the transactions contemplated by this Agreement.

     (b) From the date hereof through the Closing Date and the consummation of the transactions contemplated in this Agreement, Purchaser shall (A) remain at least “adequately capitalized” as defined in the FDIA, (B) meet all capital requirements, standards and ratios required by each federal bank regulator with jurisdiction over Purchaser, including, without limitation, any such higher requirement, standard or ratio as applies to institutions engaging in the acquisition of insured institution deposits, assets or branches, and (C) maintain at least a “Satisfactory” Community Reinvestment Act rating.
     (c) Purchaser agrees that it shall be solely responsible for complying with any required branch closing, consolidation, relocation or other notices or applications to regulators and Customers in the event Purchaser should at any time determine to close, consolidate or relocate any of the Branches or to close, consolidate or relocate any branch of Purchaser in connection with or relating to the transactions contemplated by this Agreement. Purchaser shall not be permitted to deliver or otherwise provide any such notices or applications to regulators or Customers regarding a proposed closing, consolidation or relocation of any such Branch or branch prior to the Closing Date.
     Section 9.2. Consents. Purchaser and Parent shall provide such financial and other information as shall be reasonably requested by landlords under the Leases or by any other Person in connection with obtaining their consent to the transfer to Purchaser of a Purchased Asset or Assumed Liability. Notwithstanding anything to the contrary contained herein, Purchaser and Seller agree that the form of Required Landlord Consent may not be modified at the request of a landlord to incorporate any conditions, terms and agreements such landlord may require with respect to such Required Landlord Consent without Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed; provided, however, in no event shall Purchaser be required to consent to any modification with respect to a renewal or extension of the term of a Lease, assignment fees, lump sum or rent increases or other consideration.
     Section 9.3. Solicitation of Accounts. Prior to the Closing, neither Purchaser nor any of its Affiliates shall solicit Customers through advertising specifically referencing or targeted to Customers nor transact their respective businesses in such a way which is reasonably likely to (a) induce Customers to close Deposit Liability accounts with Seller and open deposit accounts directly with Purchaser or any of its Affiliates, (b) result in the transfer of all or a portion of an existing Deposit Liability from Seller or (c) induce Customers to refinance their Loan with Purchaser or any of its Affiliates. Notwithstanding the foregoing sentence, Purchaser and its Affiliates shall be permitted to (i) engage in advertising, solicitations or marketing campaigns not primarily directed to or targeted at Customers, (ii) engage in lending, deposit, safe deposit, trust or other financial services relationships existing as of the date hereof with Customers through branch offices of Purchaser, (iii) respond to unsolicited inquiries by Customers with respect to banking or other financial services offered by Purchaser and (iv) provide notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof.
     Section 9.4. Nonsolicitation of Seller’s or its Affiliates’ Employees. During the Nonsolicitation Period, Purchaser and its Affiliates shall not solicit for employment, retain as an independent contractor or consultant or induce to terminate employment with Seller or any of its Affiliates any then current employee or officer of Seller or any of its Affiliates who is not employed by Purchaser pursuant to Section 9.6 or who is located in Indiana, is involved in Seller’s or any of its Affiliates’ Indiana business, or is or was involved in the transactions contemplated by this Agreement; provided, however, that this Section 9.4 shall not apply to Purchaser’s or its Affiliates’ employment of such employee if such employee (a) has been terminated by Seller or any of its Affiliates for any reason, (b) is hired by Purchaser or any of its Affiliates as a result of a general solicitation for employment in newspaper advertisements, internet search sites or periodicals of general circulation or (c) was not solicited by Purchaser or its Affiliates.
     Section 9.5. Recording of Instruments of Assignment.
     (a) No later than ten (10) Business Days following the Closing Date, Purchaser shall have recorded in all appropriate recording offices all deeds relating to the Real Property.
     (b) No later than six (6) months following the Closing Date, Purchaser shall have recorded all other instruments required, necessary or reasonably desirable to evidence the acquisition, assignment and assumption of the Purchased Assets and the Assumed Liabilities by Purchaser, including, without limitation, all assignments of mortgage, financing statements, and security agreements relating to the Loans.
     Section 9.6. Transferred Employees. Purchaser covenants to Seller, and Seller covenants to Purchaser where applicable, that it will do or cause the following to occur:
     (a) Prior to the Closing Date, Purchaser shall offer employment beginning as of the close of business on the Closing Date to all of the Employees (except as provided in Section 8.3(c) above), including Employees on short term disability or other temporary leave of absence at the time of such offer, but not Employees on long term disability leave at the time of such offer, upon terms and conditions described in Sections 9.6(b) and 9.6(c) and subject to the Closing. The position offered by Purchaser to each Employee must be a Comparable Job. To the extent an offer of employment is made and accepted, all Employees shall be terminated by Seller and such Transferred Employees shall become employees-at-will of Purchaser at the base salary, vacation, sick, personal and other paid time off as determined by Purchaser according to Purchaser’s employment policies. Seller shall be responsible for the filing of Forms W-2 with the IRS and all required filings with state tax authorities with respect to wages and benefits paid to each such employee for all periods ending on or prior to the Closing Date.
     (b) Prior to Closing, Seller shall be responsible for and pay all salary, compensation and employee benefits (including, without limitation, vacation, sick, personal and other paid time off) and all payroll taxes in connection therewith, for the Employees that was accrued, owed or earned for all periods on or prior to the Closing Date. Purchaser shall be responsible for and pay all salary, compensation and employee benefits (including, without limitation, vacation, sick, personal and other paid time off), and all payroll taxes in connection therewith, for the Transferred Employees that is accrued, owed or earned under Purchaser’s policies and practices for all periods after the Closing Date.
     (c) Purchaser shall provide each Transferred Employee with the following:
     (i) Immediately following the Closing, each Transferred Employee will be eligible to participate in any qualified profit sharing plan/40l(k) plan or plans of Purchaser or its Affiliates, based on each plan’s eligibility criteria as of the close of business on the Closing Date and shall be credited with the period of years of service recognized under Seller’s 401(k) plan in determining eligibility to participate, vesting and level of matching contributions in such plan or plans;
     (ii) Immediately following the Closing, each Transferred Employee will receive credit for years of service with Seller for purposes of, and to the extent that years of service is a factor in, the calculation of wage and salary increases, benefits and waiting period eligibility in Purchaser’s or its Affiliates other miscellaneous benefits programs, including, but not limited to, vacation, severance, leaves of absence, education assistance, sick leave and other similar benefits, provided, however, that Transferred Employees will not receive such credit for benefit accrual purposes. If the Closing occurs before April 1, 2009, Purchaser will increase the wage and salary of each Transferred Employee effective April 1, 2009 according to Purchaser’s increases for similarly situated employees;
     (iii) Subject to approval by the insurance company providing insured benefits under the applicable Purchaser’s fully insured welfare benefits plans (except for Purchaser’s medical plan for which no such approval is required), beginning on the first day of the calendar month immediately following the calendar month containing the Closing Date, each Transferred Employee will become immediately eligible to participate in health and welfare plans available to Purchaser’s other similarly situated employees, including, but not limited to, medical, dental, vision, life insurance, short and long-term disability plans and retiree medical plan, as such plans may exist, without the need to provide any evidence of insurability other than for (i) supplemental group life insurance coverage in excess of $200,000, and (ii) voluntary critical illness insurance, that may be elected by a Transferred Employee. Purchaser shall waive any eligibility waiting periods and, other than under the voluntary critical illness insurance, any pre-existing condition limitations with respect to such Transferred Employee and his or her dependents, and such Transferred Employee and his or her eligible dependents shall be given credit, to the extent that the necessary information is made available to the administrator of Purchaser’s medical plan in a timely fashion, for amounts paid under a corresponding plan of Seller or its Affiliates for purposes of applying deductibles and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of Purchaser’s plans;

     (iv) Each Transferred Employee shall be allowed to remain eligible to participate in Seller’s medical, dental and vision plans (but not the health care flexible spending accounts) in accordance with each Transferred Employee’s election in effect on the Closing Date, through the last day of the calendar month containing the Closing Date at Purchaser’s expense, and to obtain coverage thereafter for benefits for which a Transferred Employee is eligible through Seller’s plans under the provisions of Section 4980B of the Code and Sections 601-608 of ERISA (“COBRA”). The qualifying event for purposes of Transferred Employee’s COBRA continuation period will be measured from the Closing Date and coverage is subject to the Transferred Employee electing COBRA continuation coverage on a timely basis. COBRA continuation coverage for the period from the Closing Date through the last day of the calendar month containing the Closing Date, will be made available by Seller to the Transferred Employees at the “colleague rate” applicable to each respective Transferred Employee’s election on the Closing Date (rather than the full COBRA rate applicable thereafter). Purchaser shall reimburse Seller, within ten (10) days’ of Seller’s request, for all of Seller’s out-of-pocket costs incurred in connection with the provision of medical, dental and vision plan benefits to the Transferred Employees from the Closing Date through the last day of the calendar month containing the Closing Date, less any COBRA payments made by the Transferred Employees for such period. Coverage of a Transferred Employee pursuant to this subsection shall refer to the coverage of the Transferred Employee and all “qualified beneficiaries” relating to the Transferred Employee;
     (v) Immediately following the Closing, to the extent that the 401(k) plan of Purchaser or its Affiliates accepts cash roll-overs, Purchaser shall allow such Transferred Employee to roll over, including direct rollovers, into such plan, to the extent permitted by law, any cash distributions received from Seller’s qualified pension and 401(k) plans, excluding, however, any outstanding loan balances from Seller’s qualified 401(k) plan;
     (vi) Immediately following the Closing, Seller or its Affiliates shall be responsible for providing all notices and continuation coverage required under Section 4980B of the Code and Sections 601 through 608 of ERISA to all individuals who are or become “M&A Qualified Beneficiaries” (as such term is defined in Treas. Reg. § 54.4980B-9) as a result of the consummation of the transactions contemplated by this Agreement;
     (vii) Purchaser shall pay all severance obligations arising out of the termination of any Transferred Employee’s employment after the Closing Date promptly after such termination of employment in accordance with Purchaser’s severance plans, policies and procedures with the period of years of service with Seller credited towards the calculation of severance benefits paid by Purchaser; and

     (viii) Each Transferred Employee will become immediately eligible to participate in Purchaser’s health care and dependent care flexible spending accounts. Purchaser shall waive any eligibility waiting periods.
     (d) Purchaser shall be responsible for all obligations (including obligations to provide notices) and liabilities, if any, which may arise in connection with any Transferred Employee under the WARN Act. Purchaser shall indemnify and hold Seller and its Affiliates and their respective officers, directors, employees or agents harmless for any WARN Act obligations or liabilities of Seller and its Affiliates that are triggered by any mass layoff, plant closing or other employment action by Purchaser or its Affiliates within any ninety (90) day period following after Closing Date.
     (e) Subject to the provisions of this Section 9.6, Transferred Employees will be subject to the employment terms, conditions and rules of Purchaser. Nothing contained in this Agreement shall be construed as an employment contract between Purchaser and any Transferred Employee.
     (f) Purchaser and Seller agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53, I.R.B. 204-34 (Aug. 23, 2004) for wage reporting with respect to the Transferred Employees.
     Section 9.7. Interviews. Purchaser shall be solely responsible for any acts or omissions which are wrongful, illegal or in contravention of this Agreement made by it or its Affiliates in connection with interviewing or hiring the Employees. At mutually agreed upon times following the initial announcement described in Section 10.2(a), Purchaser shall be permitted to meet with the Employees to discuss employment opportunities with Purchaser. From and after the Final Approval Date, Purchaser shall also be permitted to interview Employees outside of normal business hours or at other times as Seller may agree and may, with Seller’s approval, conduct such interviews at the Branches or Office; provided that Purchaser must in good faith attempt to schedule such interviews in a manner which does not unreasonably interfere with Seller’s normal business operations. Purchaser shall reimburse the Employees for transportation costs to and from the locations where Purchaser shall interview such employees and compensate the Employees or reimburse Seller at the Employees respective applicable standard or overtime rates for the time spent in such interviews. Such transportation costs shall be reimbursed according to the standard mileage rate provided in the IRS regulations.
     Section 9.8. Compliance with Law. The Loans are being sold servicing-released. As of the close of business of the Closing Date and thereafter, Purchaser shall administer the Loans, Advance Lines, and Deposit Liability accounts in compliance with applicable law, and any applicable agreements and the Loan documents (in the case of the Loans and Advance Lines).
     Section 9.9. Parent’s Guaranty. Subject to the terms and conditions of the Agreement, Parent hereby guarantees the performance by Purchaser of Purchaser’s obligations under this Agreement and under any other agreements made, or instruments or documents executed, in connection therewith.

ARTICLE X
ACCESS; EMPLOYEE AND CUSTOMER COMMUNICATIONS
     Section 10.1. Access by Purchaser. Upon execution of this Agreement, Seller shall provide Purchaser and its representatives, accountants and counsel reasonable access during normal business hours and upon three (3) Business Days’ notice to Seller to the Branches, Office, Employees, depository records, Loan files, and all other documents and other information concerning the Branches, the Office, the Business, the Purchased Assets, the Assumed Liabilities, and Employees as Purchaser may reasonably request; provided, however, that one or more representatives of Seller or its Affiliates shall be permitted to be present at all times and provided, however, further that with respect to information concerning Employees, Seller’s sole obligation shall be to provide Purchaser with information concerning the name, position, date of hire and salary of the Employees and Seller shall not be required to provide Purchaser with access to or copies of any personnel files or other individualized employee files or documents, all of which is, and following the Closing shall remain, the sole property of Seller. Notwithstanding the foregoing, in no event shall Seller or any of its Affiliates be required to provide (a) any information which Seller, in its sole discretion, deems proprietary, including, without limitation, Seller’s “credit scoring” system, branch or credit practices, policies or procedures, or staffing models, (b) any information which is protected by the attorney-client privilege, (c) any records or minutes of Seller’s Board of Directors or any committee thereof, or (d) Seller’s or any of its Affiliates’ tax returns.
     Section 10.2. Communications to Employees; Training.
     (a) Seller and Purchaser agree that promptly following the execution of this Agreement, meetings shall be held at such location as Purchaser and Seller shall mutually agree, provided that one or more representatives of Seller or its Affiliates shall be permitted to attend such meetings, to announce Purchaser’s proposed acquisition of the Business to the Employees. Seller and Purchaser shall mutually agree as to the scope and content of all communications to the Employees. Except as specifically provided in this Section 10.2(a), in no event prior to the Final Approval Date shall Purchaser contact any Employee without the prior written consent of Seller, which consent may be granted or withheld in Seller’s sole discretion.
     (b) At mutually agreed upon times following the initial announcement described in Section 10.2(a), Purchaser shall be permitted to meet with the Employees to discuss employment opportunities with Purchaser, provided that one of more representatives of Seller or its Affiliates shall be permitted to attend any such meetings. From and after the Final Approval Date, Purchaser shall also be permitted to conduct training sessions outside of normal business hours or at other times as Seller may agree, with the Employees and may, in Seller’s sole discretion, conduct such training seminars at the Branches or Office; provided that Purchaser must in good faith attempt to schedule such training sessions in a manner which does not unreasonably interfere with Seller’s normal business operations. Purchaser shall reimburse the Employees for transportation costs to and from the locations where Purchaser shall train such employees and compensate the Employees or reimburse Seller at the Employees respective applicable standard or overtime rates for the time spent in such training and traveling to such training if held outside of normal business hours. Such transportation costs shall be reimbursed according to the standard mileage rate provided in the IRS regulations.
     Section 10.3. Communications with Customers.
     (a) Following the Final Approval Date but not earlier than fifteen (15) days or such longer period if required by law prior to the anticipated Closing Date or as Seller and Purchaser otherwise may mutually agree in writing, Purchaser shall send a Customer Notice to each Customer. The form and content of each Customer Notice shall be subject to the approval of Purchaser and Seller and the cost of printing and mailing the Customer Notices shall be borne solely by Purchaser. Following the Final Approval Date, Purchaser shall also be entitled to provide solely at its own expense such other notices or communications to Customers relating to the transactions contemplated hereby as may be required by law; provided that the text of any such notice or communication and the timing of such notice or communication which is provided prior to the Closing shall be approved in advance by Seller, which approval shall not unreasonably be withheld or delayed. Purchaser shall provide Seller with advance copies of any Customer Notices and other notices or communications in order for Seller to have a reasonable opportunity to review and comment on such notices and communications.
     (b) Except as specifically provided herein, in no event will Purchaser or its Affiliates contact any Customers prior to the Closing Date without the prior written consent of Seller, which may not be unreasonably withheld; provided that Purchaser may contact Customers in connection with (i) advertising, solicitations or marketing campaigns not primarily directed to or targeted at Customers, (ii) lending, deposit, safe deposit, trust or other financial services relationships of Purchaser with Customers through branch offices of Purchaser existing as of the date hereof, (iii) unsolicited inquiries by Customers to Purchaser with respect to banking or other financial services provided by Purchaser, and (iv) notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof.
     Section 10.4. Public Announcements. Seller, Purchaser and Parent each agree, from the date hereof, not to issue any press release or make any other public announcement regarding this Agreement or any of the transactions contemplated hereby without first consulting with the other parties upon the substance and timing of such announcement or comment and obtaining the advance approval of such parties, which approval shall not be unreasonably withheld or delayed. Further, Purchaser and Parent acknowledge the sensitivity of this transaction to the Employees and agree that prior to Closing, no announcements or communications with the Employees shall be made without prior written approval of Seller.
ARTICLE XI
REAL PROPERTY
     Section 11.1. Environmental Diligence.

     (a) During the Environmental Due Diligence Period, Purchaser may conduct at Purchaser’s sole expense an ASTM E1527-05: Standard Practice For Environmental Site Assessments: Phase I Environmental Site Assessment Process (“Phase I”) of the Real Property by an Environmental Consultant of Purchaser’s own choosing. In the event that the Phase I discloses any Environmental Condition, Purchaser shall promptly notify Seller of such fact, and upon the written approval of the Seller, Purchaser shall have thirty (30) days from the date of such approval to complete a subsurface investigation (“Phase II”) of the Real Property conducted by an Environmental Consultant of Purchaser’s own choosing and at Purchaser’s sole expense. Seller shall not withhold its written approval unless Seller has a reasonable basis to believe that Environmental Remediation of the Environmental Condition is not required by Environmental Law.
     (b) Any such environmental investigations contemplated in Section 11.1(a) above shall be conducted after reasonable advance notice to Seller (which shall not be less than forty-eight (48) hours advance notice), and at a mutually convenient time that does not interfere with Seller’s normal business operations. No sampling, destructive testing, or subsurface investigations shall be undertaken until Purchaser has provided Seller with a proposed scope of work describing generally the location and extent of the sampling, testing, or subsurface investigations to be conducted, and Purchaser and Seller have reached mutually agreeable and reasonable terms for access in writing, including that Purchaser’s Environmental Consultant: (i) shall conduct any environmental investigations permitted pursuant to this Section 11.1(b) with reasonable care, in compliance with all laws, and subject to customary practices among environmental consultants and engineers, including, without limitation, following completion thereof, the restoration of any site to the extent practicable to its condition prior to such investigation and in the case of any subsurface investigations, the removal of all monitoring wells (unless Seller requests such monitoring wells to remain); (ii) must be duly licensed under applicable state laws; and (iii) must provide proof of adequate insurance in Seller’s reasonable discretion (which insurance shall, in each instance, name Seller as an additional insured upon Seller’s request), including workers’ compensation, employers liability insurance, comprehensive general liability insurance, automobile insurance, umbrella/excess liability insurance, and environmental impairment and/or pollution liability insurance.
     (c) In the event that any Phase I on the Real Property is not completed within the Environmental Due Diligence Period through no fault of Purchaser or its Environmental Consultant, Purchaser may request, prior to the expiration of the initial forty-five (45) day period, an extension of the Environmental Due Diligence Period for a reasonable period of time, not exceeding thirty (30) days, solely to permit completion of such investigations. If an extension is requested, the Environmental Due Diligence Period shall be deemed to extend for such additional period of time as requested, not to exceed thirty (30) days. Additional extensions may be granted at Seller’s reasonable discretion.
     (d) In the event that Environmental Conditions are identified in the Phase II, the Environmental Remediation of which, in the reasonable judgment of Purchaser’s

Environmental Consultant, is or will be required by Environmental Law, and which in the reasonable judgment of Purchaser’s Environmental Consultant to a reasonable degree of professional certainty will cost more than one hundred thousand dollars (US$100,000) to investigate and/or remediate, Purchaser shall deliver to Seller on or before the close of the Environmental Due Diligence Period the written report of Purchaser’s Environmental Consultant presenting all necessary information regarding the Environmental Conditions and the Environmental Remediation required. Seller shall have the right to review and to deliver to Purchaser Seller’s response, which shall include whether Seller agrees or disagrees regarding the findings, conclusions and cost of any such Environmental Remediation. Seller shall deliver such response to Purchaser in writing not more than fifteen (15) days after receipt of such report, and if Seller disagrees with Purchaser’s position, a statement of the reasons for such disagreement.
     (e) In the event that Seller agrees with the findings and conclusions of Purchaser’s Environmental Consultant in connection with the cost of Environmental Remediation at any parcel of Real Property, Seller may, at its election:
     (i) Make an adjustment to the Purchase Price for the mutually agreed upon estimated costs of the Environmental Remediation of any such Environmental Condition(s), which shall not have been completed on or prior to the Closing Date, with respect to such parcel of Real Property; or
     (ii) Take such steps as are necessary to perform Environmental Remediation by the Closing Date (or make provisions to take such steps following the Closing Date as shall be reasonably satisfactory to Seller and Purchaser at Seller’s expense); or
     (iii) Lease to Purchaser such parcel of Real Property for an initial period of ten (10) years pursuant to a lease agreement containing customary terms and conditions mutually agreed to by the parties; provided further that if, during the term of such lease agreement or renewal or extension thereof, Seller shall deliver to Purchaser a report of an Environmental Consultant certifying that the Environmental Remediation of any Environmental Conditions at or on any such leased parcel of Real Property has been completed within nine (9) months of the Closing Date, Purchaser shall be required to purchase such parcel of Real Property at the Real Property Purchase Price. If such certification of Environmental Remediation is made after nine (9) months of the Closing Date, Purchaser shall be required to purchase such parcel of Real Property at the book value of such real property as then reflected on the general ledger of Seller.
     (f) In the event that Seller does not agree with the findings and conclusions of the Environmental Consultant regarding a parcel of Real Property, the parties agree to refer the matter to a third Environmental Consultant reasonably acceptable to all parties for dispute resolution as follows:
     (i) The parties may make reasonable presentations to the third Environmental Consultant of their respective positions regarding the findings,

conclusions and cost of Environmental Remediation required to address the identified Environmental Conditions at such parcel of Real Property, and following such presentations, the third Environmental Consultant shall render his or her opinion regarding the extent and cost of the required Environmental Remediation, if any. The parties agree that the determination of the third Environmental Consultant regarding the extent and the cost of any required Environmental Remediation shall be final and binding on the parties, for purposes of the applicability of this Section. In the event that the third Environmental Consultant determines that the cost of such Environmental Remediation will exceed one hundred thousand dollars (US$100,000), the provisions of Section 11.1(e) shall apply, and Purchaser shall be considered the “prevailing party” for purposes of Section 11.1(f)(ii), immediately below. In the event such cost shall be one hundred thousand dollars (US$100,000) or less, Seller shall be such “prevailing party.”
     (ii) Each party shall bear its own fees and expenses in connection with the resolution of disputes under this Section 11.1, and the fees and expenses of the third Environmental Consultant shall be borne by the party who did not prevail in its position before the third Environmental Consultant.
     (iii) With respect to any dispute to be resolved hereunder involving a parcel of Real Property located in any state in which environmental professionals are licensed by such state, each of the three Environmental Consultants participating in the dispute resolution process hereunder shall be so licensed.
ARTICLE XII
TRANSITIONAL MATTERS
     Section 12.1. Payment of Deposit Liabilities.
     (a) From and after the Closing Date, Purchaser shall (i) pay all properly drawn and presented checks, negotiable orders of withdrawal, drafts, debits and other withdrawal orders presented to Purchaser by Deposit Liability account customers, whether drawn on checks, negotiable orders of withdrawal, drafts, or other withdrawal order forms provided by Seller or by Purchaser and (ii) in all other respects discharge, in the usual course of the banking business, all of the duties and obligations of Seller with respect to the balances due and owing to the Customers who have Deposit Liability accounts. Purchaser shall notify Customers that upon the expiration of the Post-Transfer Processing Period, any Items which are drawn on Seller shall not thereafter be honored by Seller. Such notice shall be given by delivering written instructions to such effect to such Customers but no later than thirty (30) days following the Closing Date by first class U.S. mail and by posting signs in the Branches during the Post-Transfer Processing Period. The form of such notice shall be subject to the prior written approval of Seller.
     (b) Purchaser hereby acknowledges that if, after the Closing Date, any Customer who has a Deposit Liability account, instead of accepting the obligation of

Purchaser to pay the Deposit Liabilities (including Accrued Interest thereon) shall demand payment from Seller for all or any part of any such Deposit Liabilities (including Accrued Interest thereon), Seller shall not be liable or responsible for making such payment and shall have no liability or responsibility for its actions or omissions relating to Sections 12(b)(i), (ii) (iii) and (iv).
     (i) Purchaser authorizes Seller to debit and credit the Residual Processing Account as provided in this Article XII. Purchaser and Seller shall identify to the other and make available on a daily basis individuals to serve as liaisons between Purchaser and Seller in order to resolve any settlement or other reconciliation issues relating to the Assumed Liabilities, including, but not limited to, reconciliation issues arising from loan payments that are incorrectly sent to Seller following the Closing Date.
     (ii) During the period beginning on the Closing Date and ending on the sixtieth (60th) day thereafter, Seller shall, by commercially reasonable efforts and at Purchaser’s sole cost and expense: (A) accept for forwarding to Purchaser all Items which are presented to Seller for payment in any manner including, without limitation, through Seller’s Federal Reserve cash letters or correspondent bank cash letters or deposited by Customers, correspondent banks or others but excluding ATM withdrawals, deposits and transfers unless initiated with an automated teller machine card issued by Purchaser; (B) batch all such Items and deliver them to Purchaser; (C) notify Purchaser by telephone by noon of the Business Day following Seller’s receipt of any Item in excess of ten thousand dollars (US$10,000) that Seller has received such Item, whereupon Purchaser will direct Seller to either return, pay or deliver over such Item and Seller shall promptly comply with such direction; and (D) debit the Residual Processing Account for the amount of any Items that Seller has paid unless Purchaser has directed Seller to return such Item.
     (iii) After the Closing Date, Purchaser will make every reasonable effort to notify all originators of ACH entries to the Deposit Liability accounts and Loans of the terms and effect of the transactions contemplated hereby and that all such entries shall be transmitted to Purchaser following the Closing Date. During the period beginning on the Closing Date and ending on the sixtieth (60th) day thereafter, Seller shall on each Business Day, deliver to Purchaser each previous Business Day’s transactions via encrypted transmission or an ACH format tape or paper listing of all ACH entries received by Seller from an electronic funds transfer clearing house or firm for debit or credit to a Deposit Liability account or Loan and Seller shall debit or credit the Residual Processing Account, as applicable.
     (iv) Seller shall be under no obligation to accept after the Closing Date any deposits for the Deposit Liability accounts. In the event that Seller accepts any deposits for the Deposit Liability accounts on or after the Closing Date, Seller will credit promptly the Residual Processing Account for the amount of any such deposits and will deliver deposit tickets for such deposits to Purchaser. Seller will credit the Residual Processing Account for any electronic credits to the Deposit Liability accounts which Seller receives and processes and will notify Purchaser promptly of such credits. Purchaser agrees to credit promptly Customers in the amount of such deposits and electronic credits and to process any such Items so deposited and transferred to Purchaser for collection. Promptly following the Closing Date, Purchaser shall notify originators of electronic credits of the new account numbers of Purchaser for the transferred Deposit Liability accounts.
     Section 12.2. Delivery of Purchaser’s Check Forms. Purchaser shall, at its sole cost and expense, notify all Customers who have a Deposit Liability account by the Customer Notice discussed in Section 10.3(a) or such later notice received at least five (5) days prior to the Closing Date (the substance of such other notice shall be reasonably acceptable to Seller), of Purchaser’s impending assumption of the Deposit Liabilities (which shall include a notification to those Deposit Liability account Customers whose accounts are then covered by any type of overdraft protection offered by Seller, including, but not limited to, an Advance Line, that from and after the Closing Date all such overdraft protection from Seller shall terminate) and furnish each such Customer with checks, deposit tickets, or other similar instruments using the forms of Purchaser, which shall be appropriately encoded with Purchaser’s routing number and with accurate account numbers, and with instructions to the Customer to utilize such checks, deposit tickets, or other similar instruments on Purchaser’s forms on and after the Closing Date and thereafter to destroy any unused checks on Seller’s forms; such notice and such delivery of checks by Purchaser shall be by first class U.S. mail.
     Section 12.3. Uncollected Checks Returned to Seller. After the Closing Date, Seller shall be entitled to debit from the Residual Processing Account, or if funds are not available in the Residual Processing Account Purchaser shall promptly pay to Seller an amount equivalent to the amount of any checks, negotiable orders of withdrawal, drafts, or any other withdrawal orders (net of the applicable deposit premium paid by Purchaser with respect to the Deposit Liabilities represented by any such instrument) credited as of the close of business on the Closing Date to any Deposit Liability accounts which are returned uncollected to Seller after the Closing Date and which shall include an amount equivalent to holds placed upon such Deposit Liability accounts for Items cashed by Seller (net of the applicable deposit premium paid by Purchaser with respect to the Deposit Liabilities represented by any such instrument), as of the close of business on the Closing Date which Items are subsequently dishonored.
     Section 12.4. Default on Loan Payments to Seller. If the balance due on any Loan has been reduced by Seller as a result of a payment by check or draft received prior to the close of business on the Closing Date, which Item is returned to Seller after the Closing Date, the Loan Value of such Loan shall be correspondingly increased and Seller shall be entitled to debit from the Residual Processing Account, or if funds are not available in the Residual Processing Account Purchaser shall promptly pay to Seller within three (3) Business Days after demand by Seller by wire transfer of immediately available funds to an account designated by Seller, an amount in cash equal to such increase.
     Section 12.5. Notices to Obligors on Loans.

     (a) Purchaser shall, following the Final Approval Date, but no later than fifteen (15) days prior to the Closing Date, prepare and transmit, at Purchaser’s sole cost and expense, to each obligor of each Loan, a notice in a form satisfying all legal requirements and reasonably acceptable to Seller, to the effect that the Loan will be transferred to Purchaser and directing that payments be made after the Closing Date to Purchaser at any address of Purchaser specified by Purchaser, with Purchaser’s name as payee on any checks or other instruments used to make such payments, and, with respect to all such Loans on which payment notices or coupon books have been issued, to issue new notices or coupon books reflecting the name and address of Purchaser as the person to whom and the place at which payments are to be made.
     (b) To the extent that any of the Loans transferred from Seller, to Purchaser, involve a transfer of servicing as defined and governed by the Real Estate Settlement Procedures Act (12 U.S.C. § 2601 et seq.), Seller and Purchaser will jointly coordinate any appropriate required Customer Notices; however, Purchaser shall be responsible for the delivery and all costs related to the production and delivery of such notices.
     Section 12.6. Telephone Numbers. The phone system and phone numbers associated with each Branch or Office shall remain with Purchaser, and Purchaser shall be responsible for related charges and expenses following the Closing Date.
     Section 12.7. New ATM/Debit Cards. Purchaser shall, at its sole cost and expense, furnish automated teller machine/debit cards to Customers who have Deposit Liability accounts to replace Seller’s automated teller machine/debit cards in the Customer Notice described in Section 10.3(a) or such later notice received at least five (5) days prior to the Closing Date (the substance of such later notice shall be reasonably acceptable to Seller). Purchaser shall, no later than five (5) days prior to the Closing Date, notify affected Customers to destroy Seller’s automated teller machine/debit cards as of the Closing Date and shall notify such Customers of Purchaser’s withdrawal limits immediately following the Closing by form of notice reasonably acceptable to Seller.
     Section 12.8. Installation of Equipment by Purchaser. Subsequent to the Final Approval Date and prior to the Closing Date, Seller shall cooperate with and permit Purchaser, at Purchaser’s option and sole cost and expense, to make provision for the installation of equipment in the Branches; provided, however, that Purchaser shall arrange for the installation of such equipment at such times and in a manner that does not significantly interfere with the normal business activities and operation of the Branches.
     Section 12.9. Deactivation of ATMs and ATM/Debit Cards. Seller shall deactivate all ATMs and all automated teller machine and debit cards issued with respect to all Deposit Liability accounts (and electronically block access of those cards to the Deposit Liability accounts), no later than 4:00 p.m. Eastern Time on the Closing Date or at such other time mutually agreed upon by the parties. Seller and Purchaser each acknowledge the sensitivity of this transaction to Customers and agree that the deactivation of such ATMs and cards shall be completed in a manner that is the least disruptive to Customers. Point-of-sale transactions shall be settled between Purchaser and Seller for a period of forty-five (45) days after the Closing Date through the Residual Processing Account as provided in this Agreement.

     Section 12.10. Signage. Purchaser, directly or through a vendor approved by Seller, shall with Seller’s consent remove and dispose of any and all of Seller’s existing interior and exterior signage which is fixed and attached at the Branches and Office, and Purchaser shall cause to be installed signage of its own choosing at the Branches and Office, provided however, that: (a) Purchaser shall provide Seller with a schedule for signage conversion which is mutually agreed to by Purchaser and Seller, (b) the removal and disposal of all of Seller’s signage shall be at Purchaser’s sole cost and expense, (c) all of Seller’s signage shall be disposed of in a manner determined by Purchaser in its reasonable discretion which ensures such signage will not be reused or rebranded in any way, with certification of such disposal to be provided to Seller by Purchaser within seven (7) days of the Closing Date, (d) the installation of all of Purchaser’s signage shall be at Purchaser’s sole cost and expense and such installation shall be performed by Purchaser in a manner that does not significantly interfere with the normal business activities and operations of the Branches and Office, (e) all of Purchaser’s installed signage shall be covered in such a way as to be unreadable at all times prior to the Closing Date and with a banner, adhesive or other covering clearly displaying Seller’s name, (f) any such banner, adhesive and other covering shall be approved by Seller prior to its installation at a Branch or Office, (g) the preparation and installation of such banners, adhesives or other coverings shall be at Purchaser’s sole cost and expense, provided that Seller shall provide any graphic materials or content necessary for the production of the banners, adhesives and other coverings, (h) all of Purchaser’s installed signage and banners, adhesives and other coverings shall comply with all applicable zoning and permitting laws and regulations and any requirements prescribed by the owner or landlord or licensor of the Branches and Office, (i) Seller shall remove all non-fixed signage and merchandising equipment at the Branches and Office within five (5) Business Days of the Closing Date; provided that Purchaser provides Seller with reasonable access to the Branches and Office for such purposes, and (j) any vendor with which Purchaser contracts for the removal and disposal of Seller’s signage shall provide a certificate of insurance in appropriate form and coverage naming Seller as an additional insured prior to removing or disposing any of Seller’s signage as contemplated by this Section 12.10. If, for any reason, Purchaser shall not be able to cause the installation of any of its signage or banners, adhesives or other coverings at a Branch or Office, Seller and Purchaser agree that immediately following the Closing Date, Seller shall, at Purchaser’s expense, remove all of its existing interior and exterior signage which is fixed and attached at such Branch or Office as promptly as practicable following the Closing, and Purchaser shall, at its sole cost and expense, install signage of its choosing at the Branch or Office.
     In the event that the Closing is not consummated, Purchaser shall, at its sole cost and expense, immediately remove any of its signage installed at the Branches and Office and shall indemnify and hold harmless Seller for any and all costs and expenses incurred by Seller with respect to Purchaser’s actions taken pursuant to this Section 12.10, including, without limitation, reinstallation of Seller’s signage at the Branches and Office. Purchaser shall also indemnify and hold harmless Seller and its Affiliates and their respective successors, permitted assigns, directors, shareholders, officers, members, managers, employees and representatives from and against all Damages that any of them shall receive, suffer or incur, arising out of or resulting from any act or omission of Purchaser or any signage vendor with which Purchaser contracts relating to the removal or disposal of Seller’s signage as contemplated by this Section 12.10. Any obligation of Purchaser to indemnify and hold Seller harmless pursuant to this Section 12.10 shall not be subject to the limitations set forth in Section 15.4(a).

     Section 12.11. Actions With Respect to IRA, Keogh Plan and Employee Pension Plan Deposit Liabilities.
     (a) At or before the Closing, Seller shall (i) resign as of the close of business on the Closing Date as the trustee or custodian, as applicable, of each IRA, Keogh Plan and Employee Pension Plan of which it is the trustee or custodian, (ii) to the extent permitted by the documentation governing each such IRA, Keogh Plan or Employee Pension Plan and applicable law, appoint Purchaser as successor trustee or custodian, as applicable, of each such IRA, Keogh Plan or Employee Pension Plan, and Purchaser hereby accepts each such trusteeship or custodianship under the terms and conditions of Purchaser’s plan documents for its IRA, Keogh Plans and Employee Pension Plan, and assumes all fiduciary and custodial obligations with respect thereto as of the close of business on the Closing Date, and (iii) deliver to the IRA grantor or Keogh Plan or Employee Pension Plan employer sponsor such notice of the foregoing as is required by the documentation governing each such IRA, Employee Pension Plan or Keogh Plan or applicable law. Purchaser shall be solely responsible for delivering its IRA, Employee Pension Plan and Keogh Plan documents to the applicable IRA grantor and Keogh Plan or Employee Pension Plan employer sponsor, including, but not limited to, a beneficiary designation form to be completed by the applicable IRA grantor or Keogh Plan or Employee Pension Plan participant; provided, however, that in the event that an IRA grantor or Keogh Plan or Employee Pension Plan participant dies before such time as Purchaser receives a properly completed beneficiary designation form, Seller shall make available to Purchaser such information as may exist in Seller’s files regarding any beneficiary designation it may have regarding such decedent. If, pursuant to the terms of the documentation governing any such IRA or Keogh Plan or Employee Pension Plan or applicable law, (A) Seller is not permitted to appoint Purchaser as successor trustee or custodian, or the IRA grantor or Keogh Plan or Employee Pension Plan employer sponsor objects in writing to such designation, or is entitled to, and does, in fact, name a successor trustee or custodian other than Purchaser, or (B) such IRA or Keogh Plan or Employee Pension Plan includes assets which are not Deposit Liabilities and are not being transferred to Purchaser or the assumption of such deposit liabilities included in such IRA or Keogh Plan or Employee Pension Plan would result in a loss of qualification of such IRA or Keogh Plan or Employee Pension Plan under the Code or applicable IRS regulations, all deposit liabilities of Seller held under such IRA or Keogh Plan or Employee Pension Plan shall be excluded from the Deposit Liabilities (such excluded deposits liabilities being herein called the “Excluded IRA/Keogh/Employee Pension Plan Deposits”) and Seller may remain as trustee or custodian of such Excluded IRA/Keogh/Employee Pension Plan Deposits. Upon appointment as a successor custodian for such IRA Deposit Liabilities or as a successor trustee or custodian, as applicable, for such IRAs or Keogh Plans or Employee Pension Plans, Purchaser shall perform the services and carry out the duties and obligations required of it under the applicable plans, the Code and applicable federal and state laws and regulations.
     (b) To the extent the Deposit Liabilities include certain IRAs, Keogh Plans and Employee Pension Plans that are required to make certain periodic distributions to the IRA account owner or Keogh Plan or Employee Pension Plan participant (or beneficiary) either at the account owner’s or participant’s request or because the account owner or participant has attained age 70-1/2, effective as of the Closing Date, Purchaser shall continue to make such periodic distributions in accordance with the reasonable distribution instructions forwarded by Seller to Purchaser. Purchaser hereby assumes as of the close of business on the Closing Date the obligation to pay each minimum distribution required by federal law by December 31 of the calendar year in which the Closing occurs and, in consideration thereof, Seller agrees not to withhold the amount of such distributions from the aggregate amount of the Deposit Liabilities.
     Section 12.12. Signature Cards and other Account Documentation.
     (a) For a period of one (1) year following the Closing, following receipt of a written or oral request from Purchaser, Seller shall provide Purchaser, where available and to the extent reasonably requested by Purchaser and not already provided to Purchaser, with a copy of the signature card or other account authorization documentation, including, but not limited to, corporate resolutions, evidence of corporate existence or otherwise, held by it which has been requested by Purchaser and which relates to any Customer whose Loan and/or Deposit Liability has been transferred to or assumed by Purchaser.
     (b) For a period of one (1) year following the Closing, following receipt of a written or oral request from Seller, Purchaser shall provide Seller, where available and to the extent reasonably requested by Seller and not retained by Seller, with a copy of the signature card or other account authorization documentation, including, but not limited to, corporate resolutions, evidence of corporate existence or otherwise, held by Purchaser which has been requested by Seller and which relates to any customer whose loan and/or deposit liability was not transferred to or assumed by Purchaser.
ARTICLE XIII
CONDITIONS TO CLOSING
     Section 13.1. Conditions to Obligations of Seller. The obligations of Seller under this Agreement are subject to the satisfaction (or, if applicable, waiver in the sole discretion of Seller except as to the condition described in Section 13.1(c) which cannot be waived) on or before the Closing Date, of each of the following conditions:
     (a) All of the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser and/or Parent on or before the Closing Date shall have been duly complied with and performed in all material respects;
     (b) The representations and warranties made by Purchaser and/or Parent herein and in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date;

     (c) All Regulatory Approvals shall have been obtained and shall be Final and no condition shall be contained in any Regulatory Approval which shall require Seller to defer the receipt of all or any portion of the Purchase Price;
     (d) No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect to enjoin, or which prohibits, consummation of the transactions contemplated hereby; and
     (e) Seller shall have received the items to be delivered by Purchaser and Parent pursuant to Section 5.3.
     Section 13.2. Conditions to Obligations of Purchaser and Parent. The obligations of Purchaser and Parent under this Agreement are subject to the satisfaction (or, if applicable, waiver in the sole discretion of Purchaser, except as to the condition described in Section 13.2(c) which cannot be waived) on or before the Closing Date, of each of the following conditions:
     (a) All of the covenants and agreements required by this Agreement to be complied with and performed by Seller on or before the Closing Date shall have been duly complied with and performed in all material respects; provided, however, that the obligations of Purchaser and Seller under this Agreement are subject to this condition only if Seller materially breaches such covenants and agreements, the party discovering such breach provides written notice of such breach describing such breach with sufficient particularity promptly to the other parties and Seller is unable to cure such breach in all material respects prior to the Closing which period shall be extended by additional thirty (30) day periods so long as Seller makes good faith efforts to cure such breach. In the event any cure period extends beyond the Closing Date, the Closing Date shall be the date Seller cures the related breach or such date mutually agreeable to the parties. Purchaser or Parent may not terminate this Agreement or refuse to proceed to Closing during any cure period and must proceed to Closing within a reasonable time after the related breach is cured;
     (b) The representations and warranties made by Seller herein and in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date; provided, however, that the representations and warranties made by Seller herein or in any certificate or other document delivered pursuant to the provisions hereof shall be deemed to be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though made on the Closing Date, unless the failure to be so true and correct will have a Material Adverse Effect;
     (c) The Regulatory Approvals shall have been obtained and shall be Final;

     (d) No claim, action, suit or proceeding shall be pending or threatened against Purchaser or Seller as of the Closing Date which will have a Material Adverse Effect;
     (e) There shall not have occurred and be continuing since the date of this Agreement, any change, condition, event or development that individually, or in the aggregate, has had or will have a Material Adverse Effect on the Business or on the ability of Seller to consummate the transactions contemplated hereby;
     (f) No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect to enjoin, or which prohibits, consummation of the transactions contemplated hereby; and
     (g) Purchaser shall have received the items to be delivered by Seller pursuant to Section 5.2.
ARTICLE XIV
DATA PROCESSING
     Section 14.1. Conversion.
     (a) Seller shall deconvert, and Purchaser shall convert, account information as to the Deposit Liabilities and the Loans on the Closing Date in accordance with the provisions of Schedule 14.1.
     (b) All tasks and obligations concerning the provision of data processing services to or for the Branches and Office after the Closing Date, shall be performed solely and exclusively by Purchaser. Purchaser acknowledges its assumption of all such tasks and obligations, and further acknowledges that any delay, failure, or inability on its part to perform such tasks or comply with such obligations, except as and to the extent attributable to any delay, failure, or inability on the part of Seller in performing its obligations in accordance with Schedule 14.1, shall not result in any liability or obligation of Seller or any of its Affiliates and shall not affect any of the rights of Seller under this Agreement.
ARTICLE XV
INDEMNITY
     Section 15.1. Seller’s Indemnity. Seller shall indemnify, hold harmless and defend Purchaser and its Affiliates, and their respective successors, permitted assigns, directors, shareholders, officers and employees from and against all Damages which Purchaser or its Affiliates or their respective successors, permitted assigns, directors, shareholders, officers or employees shall receive, suffer or incur, arising out of or resulting from:
     (a) Any liability of Seller which is not an Assumed Liability;

     (b) The breach of any representation, warranty, covenant or agreement made by Seller in this Agreement;
     (c) Seller’s portion of any and all taxes payable pursuant to Section 4.1, including, without limitation, those arising upon subsequent audit by any taxing authority, including any interest or penalties; or
     (d) Except for Assumed Liabilities, all liabilities under all pension and welfare benefit plans (as defined in Sections 3(1) and (2) of ERISA), and any supplemental unemployment benefit, deferred compensation or other employee benefit plan of Seller or its Affiliates with respect to any and all periods prior to and subsequent to the Closing Date, including, without limitation, all liabilities under ERISA, any liabilities for any accumulated funding deficiency as such term is defined in Section 302 of ERISA and Section 412 of the Code and for any liability to the Pension Benefit Guaranty Corporation, the IRS, participants, beneficiaries, employees, or any other public or private person, incurred with respect to or attributable to any plan of Seller.
     Section 15.2. Purchaser’s and Parent’s Indemnity. Purchaser and Parent, jointly and severally, shall indemnify, hold harmless and defend Seller and its Affiliates and their respective successors, permitted assigns, directors, shareholders, officers and employees from and against all Damages which Seller or its Affiliates or their respective successors, permitted assigns, directors, shareholders, officers or employees shall receive, suffer or incur, arising out of or resulting from:
     (a) The Assumed Liabilities, including, without limitation, any provisions contained in any Lease assigning any liability after the Closing Date to Seller in the event of an assignment or sublease of such lease;
     (b) Any act or omission of Purchaser from or after the close of business on the Closing Date relating to the Purchased Assets, the Assumed Liabilities or the Transferred Employees;
     (c) The breach of any representation, warranty, covenant or agreement made by Purchaser or Parent in this Agreement; or
     (d) Purchaser’s portion of any and all taxes payable pursuant to Section 4.1, including, without limitation, those arising upon subsequent audit by any taxing authority, including any interest or penalties.
     Section 15.3. Indemnification Procedure. If an Indemnified Party is aware that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article XV (whether or not the amount of the claim is then quantifiable), the Indemnified Party shall promptly give written notice thereof to the Indemnitor, and the Indemnified Party will thereafter keep the Indemnitor reasonably informed with respect thereto, provided that failure of the Indemnified Party to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent, if any, that the Indemnitor’s rights shall have been prejudiced or the Indemnitor’s liability shall have been increased thereby. If any claim, action, suit or other proceeding is brought against an

Indemnified Party, the Indemnitor shall be entitled to participate in (and, in its discretion, to assume) the defense thereof with counsel reasonably satisfactory to the Indemnified Party, provided, however, that the Indemnified Party shall be entitled to participate in any such claim, action, suit or other proceeding with counsel of its own choice at the expense of the Indemnitor if, in the good faith judgment of the Indemnified Party’s counsel, representation by the Indemnitor’s counsel may present a conflict of interest or there may be defenses available to the Indemnified Party which are different from or in addition to those available to the Indemnitor. The Indemnitor will not settle any claim, action, suit or other proceeding which would give rise to the Indemnitor’s liability under its indemnity unless such settlement includes as an unconditional release by the claimant or plaintiff of the Indemnified Party, in form and substance reasonably satisfactory to the Indemnified Party and its counsel, from all liability with respect to such claim, action, suit or other proceeding. If the Indemnitor assumes the defense of any claim, action, suit or other proceeding as provided in this Section 15.3, the Indemnified Party shall be permitted to join in the defense thereof with counsel of its own selection and at its own expense (unless provided otherwise in this Section 15.3). If the Indemnitor shall not promptly assume the defense of any claim, action, suit or other proceeding, the Indemnified Party may defend against such claim, action, suit or proceeding in such manner as it may deem appropriate at the expense of the Indemnitor, provided that an Indemnified Party shall not settle any claim, action, suit or proceeding which would give rise to the Indemnitor’s liability under its indemnity without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld.
     Section 15.4. Limitations on Liability.
     (a) Notwithstanding anything to the contrary contained in this Agreement, no party to this Agreement shall be entitled to indemnification pursuant to this Article XV and, if applicable, Section 9.6(d), unless and until its aggregate Damages shall be in excess of one hundred thousand dollars (US$100,000), at which time such party shall be entitled to indemnification for the full amount of its Damages to the extent such Damages exceed such amount. Notwithstanding anything in this Agreement to the contrary, the limitation in the preceding sentence shall not apply to Purchaser’s or Parent’s indemnification obligations contained in Section 15.2(a) concerning any provisions contained in any Lease assigning any liability to Seller in the event of an assignment of such Lease. In no event shall the Damages payable by Seller, individually, or by Purchaser and Parent, collectively, in the aggregate exceed eight million dollars (US$8,000,000).
     (b) EACH OF THE PARTIES TO THE FULLEST EXTENT PERMITTED BY LAW IRREVOCABLY WAIVES ANY RIGHTS THAT THEY MAY HAVE TO PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT (INCLUDING, WITHOUT LIMITATION, LOST PROFITS), EXEMPLARY AND CONSEQUENTIAL DAMAGES IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT CONTEMPLATED HEREBY OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO. NOTWITHSTANDING THE FOREGOING, IN THE EVENT A NONAPPEALABLE COURT ORDER REQUIRES A PARTY TO PAY A THIRD PARTY THAT IS NOT AN AFFILIATE SUCH DAMAGES AND

SUCH DAMAGES ARE SUBJECT TO THE OTHER PARTY’S INDEMNIFICATION OBLIGATION CONTAINED IN THIS AGREEMENT AND AS LIMITED BY OTHER PROVISIONS IN THIS AGREEMENT, SUCH DAMAGES SHALL NOT BE SUBJECT TO THE LIMITATION ON LIABILITY CONTAINED IN THIS SECTION 15.4(b).
     Section 15.5. General.
     (a) Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article XV to use all commercially reasonable efforts to obtain any insurance proceeds available to such Indemnified Party with regard to the applicable claims. The amount which any Indemnitor is or may be required to pay to any Indemnified Party pursuant to this Article XV shall be reduced (retroactively, if necessary) by any insurance proceeds or other amounts actually recovered (net of any direct relevant collections costs) by or on behalf of such Indemnified Party in reduction of the related Damages. If an Indemnified Party shall have received the payment required by this Agreement from the Indemnitor in respect of Damages and shall subsequently receive insurance proceeds or other amounts in respect of such Damages, then such Indemnified Party shall promptly refund to the Indemnitor a sum equal to the amount of such insurance proceeds or other amounts actually received (net of any direct relevant collection costs).
     (b) In addition to the requirements of Section 15.5(a), each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article XV to use all commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.
     (c) Subject to the rights of existing insurers of an Indemnified Party, an Indemnitor shall be subrogated to any right of action which the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification from such Indemnitor hereunder.
     (d) Except for the parties’ rights to specific performance and injunctive relief, the remedies set forth in this Article XV constitute the sole remedies available under this Agreement, unless specifically stated otherwise in this Agreement. The parties agree that no indemnity shall be payable for any Damages with respect to any breach of this Agreement if prior to the Closing such party receives a written notice from the other party (i) disclosing such breach or breaches and (ii) informing such party that such breach or breaches constitute a Material Adverse Effect.
     (e) All indemnification payments under this Article XV shall be deemed adjustments to the Purchase Price.
ARTICLE XVI
POST-CLOSING MATTERS
     Section 16.1. Further Assurances. From and after the Closing Date:

     (a) Except as specifically provided otherwise herein, Seller shall assist Purchaser in the orderly transition of the operations of the Business and Seller shall, give such further assurances and execute, acknowledge and deliver all such instruments as may be reasonably necessary and appropriate to effectively vest in Purchaser title in the Purchased Assets in the manner contemplated hereby.
     (b) Except as specifically provided otherwise herein, Purchaser shall give such further assurances to Seller and shall execute, acknowledge and deliver all such acknowledgments and other instruments and take all such further action as may be reasonably necessary and appropriate to effectively relieve and discharge Seller from any obligations remaining with respect to the Deposit Liabilities or other Assumed Liabilities.
     (c) Purchaser and Parent hereby give Seller further assurances that in the event that any asset or liability of Seller which is not a Purchased Asset or an Assumed Liability is erroneously transferred to Purchaser or Parent as part of the Purchased Assets or Assumed Liabilities, Purchaser and Parent shall promptly upon knowledge of such erroneous transfer execute, acknowledge and deliver all such instruments as may be necessary or appropriate to effectively vest in Seller title to such erroneously transferred asset or liability, as is reasonably agreed to by each party.
     (d) Seller hereby gives Purchaser further assurances that in the event that any asset or liability of Seller which is a Purchased Asset or an Assumed Liability is erroneously not transferred to Purchaser at the Closing, Seller shall, promptly upon knowledge of such erroneous transfer, execute, acknowledge and deliver all such instruments as may be necessary or appropriate to effectively vest in Purchaser title to such asset or liability, as is reasonably agreed to by each party.
     (e) In the event any such erroneously transferred or not transferred asset or liability is transferred to Seller or Purchaser, as the case may be, pursuant to Section 16.1(c) or Section 16.1(d), the parties shall, as between themselves, treat any such asset or liability as having been or not been transferred, as the case may be, on the Closing Date with an appropriate adjustment in the Purchase Price, so that the parties will receive the benefits and be subject to the obligations thereunder as they would have received if the asset or liability, as applicable, had been transferred properly, as reasonably agreed to by each party.
     Section 16.2. Access to Books and Records.
     (a) For a period of seven (7) years from the Closing Date, each party shall, subject to applicable law regarding the confidentiality of bank records, have commercially reasonable access to any books and records of the other parties relating to the Business, and the requesting party, at its own expense, may make copies and extracts when such copies and extracts are required by regulatory authorities, for litigation purposes, or for tax or accounting purposes or as otherwise appropriate for the requesting party’s legitimate business needs; provided that in the event that as of the end of such period any tax year of Seller is under examination by any taxing authority, Seller shall have such access to such books and records until a final determination of the tax liability of Seller for that year has been made. Beginning with the fifth anniversary of the Closing Date, if such access, copies and extracts require use of a party’s time, equipment or facilities, the user shall promptly reimburse the other party for all out-of-pocket costs incurred, as well as pay a fee reasonably determined by the parties.
     (b) For a period of six (6) months following the Closing Date, Purchaser shall (i) program the DVRs in the same manner employed by Seller immediately prior to the Closing Date; (ii) subject to the retention capabilities of the DVRs, preserve and maintain all of the images stored on the DVRs on or prior to the Closing Date, and not alter, modify or otherwise change any of them in any way; and (iii) promptly upon its receipt of a written or oral request from Seller, provide Seller with commercially reasonable access to, and send to Seller, via electronic mail or by providing a compact disk of the requested images to the attention of the Seller’s officers listed on Schedule 16.2, copies of any and all images stored on the DVRs on or prior to the Closing Date when such access or copies are required by regulatory authorities, for litigation purposes or as Seller may deem necessary or appropriate for Seller’s legitimate business needs.
     Section 16.3. Deposit Histories. In case of any dispute with or inquiry by any Customer whose Deposit Liability account is included in the Assumed Liabilities, which dispute or inquiry relates to the servicing of such account by Seller prior to the date for which a deposit history has been provided to Purchaser, Seller will provide Purchaser, where available and to the extent reasonably requested by Purchaser and not already provided to Purchaser, information regarding the Deposit Liability account and copies of pertinent documents or instruments with respect to such dispute or inquiry so as to permit Purchaser to respond to such Customer within a period of time and in a manner which would comply with all applicable laws, provided that Seller has been given a reasonable period of time to respond to Purchaser’s request. Beginning with the fifth anniversary of the Closing Date Seller shall be reimbursed by Purchaser for all out-of-pocket costs incurred in connection with such request and paid a fee reasonably determined by the parties.
ARTICLE XVII
MISCELLANEOUS
     Section 17.1. Expenses.
     (a) Except as otherwise provided herein, each party shall each pay all of its own out-of-pocket expenses in connection with this Agreement and any other agreements, instruments or documents referenced herein, including investment banking, appraisal, accounting, consulting, professional and legal fees, if any, whether or not the transactions contemplated by this Agreement are consummated.
     (b) Except as otherwise provided in this Agreement, Purchaser shall pay all (i) recording, filing or other fees, costs and expenses relating to the transfer of the Purchased Assets to Purchaser and the assumption of the Assumed Liabilities by Purchaser (including, without limitation, fees, costs and expenses for (A) preparation of title commitments, abstracts or searches, surveys, inspections, environmental audits or other investigations, (B) filing of any forms (including, without limitation, tax forms)

with governmental authorities in connection with the transfer or assignment of the Real Property or Fixed Assets, and (C) recording instruments or documents evidencing any transfers or assignments of interests in real property, and (D) any sales, transfer, use, stamp and other taxes imposed on any transfers of the Real Property and Leases to Purchaser by applicable law;) and (ii) all costs and expenses relating to the preparation, execution and recording of assignments of mortgages, financing statements, notes, security agreements or other instruments applicable to or arising in connection with the transfer, assignment or assumption of the Purchased Assets and Assumed Liabilities including, but not limited to, fees and expenses payable to the SBA in connection with the transfer to Purchaser of the SBA Loans and fees payable in connection with the transfer of the Loans.
     Section 17.2. Trade Names and Trademarks.
     (a) Purchaser and Parent acknowledge and agree that notwithstanding anything to the contrary contained herein, it has, and following the Closing shall have, no interest in or to the names “RBS Citizens”, “Citizens Bank”, “Charter One” or any other trade name, trademark or service mark, logo or corporate name of Seller or any of its Affiliates. After the Closing, Parent shall not use, and shall not permit Purchaser or any of its other Affiliates to use any such trade names, trademarks, service marks, logos or corporate names of Seller or any of its Affiliates.
     (b) From and after the Closing, Purchaser and Parent agree not to use any forms or other documents bearing any trade or corporate name, trademark, service mark or logo of Seller or any of its Affiliates, without the prior written consent of Seller, which consent may be denied or given and limited in Seller’s sole discretion. If such consent is given, Purchaser and Parent hereby agree that all forms or other documents to which such consent relates will be stamped or otherwise marked in such a way that identifies Purchaser or Parent as the party using the form or document.
     Section 17.3. Termination. This Agreement shall terminate upon the occurrence of any of the following:
     (a) Upon mutual written agreement of the parties;
     (b) Upon written notice by either Purchaser, Parent or Seller to the other parties immediately upon receipt by Purchaser, Parent or Seller of notice from any governmental authority that Purchaser, Parent or Seller, as the case may be, has been denied any Regulatory Approval by Final order;
     (c) By Purchaser, Parent or Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) upon written notice to the other parties if there shall have been a material breach of any of the representations, warranties, covenants or other agreements set forth in this Agreement and any other agreements, instruments or documents referenced herein, on the part of the other parties, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that Purchaser and Parent shall not have the right to terminate this Agreement pursuant to this Section 17.3(c) unless Seller’s breach of representations, warranties, covenants, or other agreements taken together has had a Material Adverse Effect;
     (d) By Seller upon written notice to Purchaser if Purchaser or Parent shall have breached the representation contained in Section 7.7;
     (e) By Seller upon written notice to the other parties if Purchaser or Parent has not filed all applications set forth in Section 9.1(a) within the time specified in such Section; and
     (f) By Purchaser or Seller upon written notice to the other parties if the Closing has not occurred by August 1, 2009 (provided the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein).
     Section 17.4. Effect of Termination. In the event this Agreement is terminated by Purchaser or Seller as provided in Section 17.3(c), (d) or (e), as applicable, as the result of the other party’s intentional, premeditated and willful breach of its representations, warranties, covenants and agreements contained in this Agreement, then the breaching party shall be liable to the non-breaching party for the sum of one million dollars (US$1,000,000). For purposes of this Section 17.4, a breach by Parent of any of its representations, warranties, covenants or agreements shall be considered a breach by Purchaser of its representations, warranties, covenants and agreements. In consideration of the breaching party’s payment of the amount set forth in this Section 17.4 to the non-breaching party, the non-breaching party and its Affiliates, and each of their officers, directors, employees, principals, agents, managers, members, stockholders, shareholders, representatives, predecessors, successors, assigns, beneficiaries, heirs, executors, personal and legal representatives, creditors, insurers and attorneys (“Releasing Parties”), hereby fully and finally release, acquit and forever discharge the breaching party and its Affiliates, and each of their officers, directors, employees, principals, agents, managers, members, stockholders, shareholders, representatives, predecessors, successors and assigns from any and all actions, debts, claims, counterclaims, demands, requests, liabilities, losses, obligations, deficiencies, damages, causes of action, taxes, fees, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, which the Releasing Parties, or any of them, had, has, have, or may had or have at any time (including in the future) relating to this Agreement.
     Section 17.5. Modification, Amendment and Waiver. No modification or amendment of any provision of this Agreement shall be binding unless in writing and executed by the party or parties sought to be bound thereby. Performance of or compliance with any covenant given herein or satisfaction of any condition to the obligations of any party hereunder may be waived by the parties to whom such covenant is given or whom such condition is intended to benefit, except as otherwise provided in this Agreement or to the extent any such condition is required by law; provided, that, any such waiver must be in writing.

     Section 17.6. Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of any party may be assigned without the prior written consent of the other parties, except for assignments by operation of law.
     Section 17.7. Confidentiality.
     (a) From and after the date hereof, the parties and their Affiliates shall keep confidential the terms of this Agreement and the negotiations relating hereto and all documents and information obtained by a party from another party in connection with the transactions contemplated hereby, except (i) to the extent this Agreement and such negotiations need to be disclosed to obtain a Regulatory Approval or SBA Consent, (ii) for disclosures made in accordance with the terms of this Agreement, and (iii) to the extent required by applicable law, regulations or rules of any applicable national securities exchange or otherwise.
     (b) Except as otherwise required by law, regulations or rules, including the rules of any self regulatory organization (as defined in the Securities Exchange Act of 1934, as amended), the parties shall each furnish to the other the text of all notices and communications, written or oral, proposed to be sent by the furnishing party regarding the transactions contemplated hereby. Except as otherwise required by law, regulations or rules, including the rules of the Financial Industry Regulatory Authority or any national stock exchange, the furnishing party shall not send or transmit such notices or communications or otherwise make them public unless and until the consent of the other parties is received, which consent shall not be unreasonably withheld or delayed. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 17.7 shall not apply to notices and communications from Seller to its Customers and its regulatory authorities.
     Section 17.8. Entire Agreement; Governing Law. This Agreement contains the entire agreement among the parties with respect to the transactions covered and contemplated hereunder, and supersedes all prior agreements or understandings between the parties relating to the subject matter hereof, provided that the terms of the Confidentiality Agreement, to the extent not inconsistent with the terms hereof, shall continue to apply. This Agreement shall be construed in accordance with the laws of the State of Indiana, without regard to conflicts of law principles, except to the extent preempted by federal law, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.
     Section 17.9. Dispute Resolution. Notwithstanding anything to the contrary in this Agreement, the parties agree that any and all Damages arising from, or relating to, the subject matter of this Agreement shall be decided as provided in this Section 17.9 if the amount in controversy of any Damages does not exceed one million dollars (US$1,000,000).
     (a) Mediation. Each party (“Claimant”) agrees to notify the other parties in writing, within a commercially reasonable timeframe and as promptly as possible, regarding any Damages for which the Claimant demands mediation as provided in this

Section 17.9. Such notice (“Claim Notice”) shall describe the Damages, the relevant facts and circumstances supporting the Damages, and any documents in Claimant’s possession supporting the Damages. The parties will attempt to resolve all such conflicts as promptly as possible and in good faith before proceeding to mediation. If any Damages remain unresolved for any reason after thirty (30) Business Days following the delivery of the Claim Notice, or such other period of time as mutually agreed to in writing, then following such period, the parties shall, upon the written demand of any party, proceed to mediation.
     The Damages shall be submitted to mediation in accordance with the AAA’s Commercial Mediation Rules, and the parties shall bear equally the costs of the mediation. The parties will act in good faith to jointly appoint a mutually acceptable mediator (seeking assistance in such regard from the AAA) within fifteen (15) Business Days of the date the Damages were submitted to mediation. The parties agree to participate in good faith in the mediation and negotiations related thereto for a period of thirty (30) Business Days commencing with the selection of the mediator and any extension of such period as mutually agreed to by the parties.
     (b) Litigation. If the parties cannot agree to a mediator within fifteen (15) Business Days of the date the Damages were submitted to mediation or if the Damages are not resolved within thirty (30) Business Days after the beginning of the mediation and any extension of such periods as mutually agreed to by the parties, either party may proceed to litigation.
     (c) Mediation Requirements.
     (i) Any mediation shall be convened in an agreed upon location or, in the absence of agreement, then in Indianapolis, Indiana.
     (ii) The parties shall maintain the confidentiality of all aspects of any mediation, including documents produced in discovery, filings, and the existence of the mediation proceedings, except as disclosure may be required or compelled by applicable law.
     (d) Specific Performance. No provision of, or the exercise of any right(s) under, this Section 17.9, shall limit the right of any party in appropriate circumstances to seek to obtain injunctive relief remedies under Section 17.15.
     Section 17.10. Consent to Jurisdiction; Waiver of Jury Trial.
     (a) EACH PARTY, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF INDIANA AND ANY FEDERAL COURTS SITTING IN THE STATE OF INDIANA, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION, OTHER PROCEEDING OR COUNTERCLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH SUCH PARTY’S OBLIGATIONS UNDER OR WITH

RESPECT TO THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY, AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS. EACH PARTY FURTHER AGREES THAT ANY SUIT, ACTION, OTHER PROCEEDING OR COUNTERCLAIM SHALL BE BROUGHT SOLELY IN THE STATE OR FEDERAL COURTS SITTING IN THE STATE OF INDIANA.
     (b) EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY SUIT, ACTION, OTHER PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONCERNED WITH THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY. NO PARTY, NOR ANY ASSIGNEE OR SUCCESSOR OF A PARTY, SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, ARISING OUT OF, OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION 17.10 HAVE BEEN FULLY DISCUSSED BY THE PARTIES, AND THE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 17.10 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
     Section 17.11. Severability. In the event that any provision of this Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and this Agreement shall otherwise remain in full force and effect.
     Section 17.12. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties.
     Section 17.13. Notices. All notices, consents, requests, instructions, approvals, waivers, stipulations and other communications provided for herein to be given by one party to the other parties shall be deemed validly given, made or served, if in writing and delivered personally or sent by certified mail, return receipt requested, nationally recognized overnight delivery service, or facsimile transmission, if to Seller addressed to:
RBS Citizens, N.A.
One Citizens Plaza
Providence, RI 02903
Attention: Bradford B. Kopp
Facsimile number: (401) 282-2619
and
Citizens Financial Group, Inc.
One Citizens Plaza
Providence, RI 02903
Attention: Bradford B. Kopp
Facsimile number: (401) 282-2619
with copies to:
General Counsel
Citizens Financial Group, Inc.
28 State Street
38th Floor
Boston, MA 02109
Attention: Joel J. Brickman, Esq.
Facsimile number: (617) 725-5620
and if to Purchaser or Parent addressed to:
Old National Bank
One Main Street
Evansville, Indiana 47708
Attention: Jeffrey L. Knight, Esq.
Executive Vice President,
Corporate Secretary and General Counsel
Facsimile number: (812) 464-1567
with a copy to:
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
Attention: Michael J. Messaglia, Esq.
Facsimile number: (317) 636-1507

Notice by certified mail shall be deemed to be received three (3) Business Days after mailing of the same. Any party may change the persons or addresses to whom or to which notices may be sent by written notice to the others.
     Section 17.14. Interpretation. Article titles, headings to sections and any table of contents are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation hereof. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. As used herein, “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing”, “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form; references to a Person are also to its successors and assigns; except as the context may otherwise require, “hereof”, “herein”, “hereunder” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include the other; except as the context may otherwise require, the singular includes the plural and vice versa; references to any agreement, instrument or other document are to such agreement, instrument or document as amended and supplemented from time to time; references to “Article”, “Section” or another subdivision or to an “Exhibit” or “Schedule” are to an article, section or subdivision hereof or an “Exhibit” or “Schedule” forming a part of this Agreement. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation, construction and enforcement of this Agreement or any amendment, schedule or exhibit.
     Section 17.15. Specific Performance. The parties acknowledge that a non-breaching party: (a) could not be adequately compensated by monetary damages in the event of a breach of this Agreement by a breaching party, (b) would suffer irreparable harm in the event of such breach and (c) shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof.
     Section 17.16. No Third Party Beneficiaries. The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties. No future or present employee or customer of any party hereto nor any of its affiliates, successors or assigns or other Person shall be treated as a third party beneficiary in or under this Agreement.
     Section 17.17. Survival. All representations, warranties, covenants, obligations and agreements contained in this Agreement shall survive and continue in full force and effect for a period of eighteen (18) months after the Closing Date and thereafter shall terminate, except for (a) a claim for which written notice shall have been given prior to such expiry date, in which case indemnity relating to such claim shall survive until such claim is resolved (it being understood that claims not made within such period shall not survive and no indemnity shall be made therefor), (b) any provisions in this Agreement explicitly stating a longer or shorter period of performance or obligation, such provisions shall survive for such longer or shorter period, and (c) Section 17.7 which shall survive without limitation.

     Section 17.18. Additional Facts. During the term of this Agreement until the Closing, if a party to this Agreement becomes aware of any facts or of the occurrence of any event which causes one or more of its representations or warranties contained in this Agreement to be untrue, or causes one or more of such representations or warranties to be untrue had such facts been known, then such party shall promptly give detailed written notice of those matters to the other parties to this Agreement.
[Remainder of page intentionally left blank; signature page follows.]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, by their duly authorized representatives, as of the day and year first above written.

RBS CITIZENS, NATIONAL ASSOCIATION
By:	/s/ Bradford B. Kopp
	Name:	Bradford B. Kopp
	Title:	Group Executive Vice President

OLD NATIONAL BANK
By:	/s/ Robert G. Jones
	Name:	Robert G. Jones
	Title:	President and Chief Executive Officer

OLD NATIONAL BANCORP
By:	/s/ Robert G. Jones
	Name:	Robert G. Jones
	Title:	President and Chief Executive Officer